UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 001-32461

PERU COPPER INC.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-

This report on Form 6-K is hereby incorporated by reference into the registration statement of Peru Copper Inc. (Commission File no. 333-121527), as amended, to the extent not superseded by documents or reports subsequently filed by Peru Copper Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Explanatory Note

Peru Copper Inc. filed a Report of Foreign Private Issuer on Form 6-K on June 14, 2007 (the “Original Form 6-K”), attaching as an exhibit the support agreement, dated June 10, 2007, between Peru Copper Inc. and Aluminum Corporation of China (the “Support Agreement”). This Amendment No. 1 to Report of Foreign Private Issuer on Form 6-K/A is being filed in order to include schedules 2.1(a), 3 and 4 to the Support Agreement.   The Original Form 6-K and the exhibit thereto are hereby amended, restated and replaced in their entirety.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.

Date: June 19, 2007	/s/ H. Eric Peitz
H. Eric Peitz
Chief Financial Officer

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Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1	Support Agreement, dated as of June 10, 2007, between Peru Copper Inc. and Aluminum Corporation of China.

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Exhibit 1

SUPPORT AGREEMENT

between

PERU COPPER INC.

and

ALUMINUM CORPORATION OF CHINA

Dated as of June 10, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Singular, Plural, etc	11
1.3	Deemed Currency	11
1.4	Headings, etc	11
1.5	Date for any Action	11
1.6	Governing Law	11
1.7	Attornment	11
1.8	Accounting Matters	12
1.9	Incorporation of Schedules	12

ARTICLE 2 THE OFFER		12

2.1	The Offer	12
2.2	Conditions Precedent to Making of the Offer	14
2.3	Board of Directors Recommendation	15
2.4	Directors Circular.	16
2.5	Alternative Transaction and Superior Proposals	17
2.6	Company Support of the Offer	19
2.7	Outstanding Stock Options	19
2.8	Subsequent Acquisition Transaction	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE OFFEROR		20

3.1	Representations and Warranties	20
3.2	Survival of Representations and Warranties	20

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		21

4.1	Representations and Warranties.	21
4.2	Survival of Representations and Warranties	21

ARTICLE 5 CONDUCT OF BUSINESS		21

5.1	Conduct of Business by the Company	21

ARTICLE 6 COVENANTS OF THE COMPANY AND THE OFFEROR		26

6.1	Notice of Material Change	26
6.2	Shareholder Claims	27
6.3	Non-Completion Fee	27
6.4	Non-Solicitation	28
6.5	Board of Directors of the Company	29
6.6	Pre-Acquisition Reorganization	30
6.7	Accuracy of Representations	30

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6.8	Directors’ and Officers’ Insurance	30

ARTICLE 7 MUTUAL COVENANTS	31

7.1	Additional Agreements and Filings	31
7.2	Regulatory Approvals	31
7.3	Access to Information	32
7.4	Required Securities Law Approvals	32

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER	32

8.1	Termination	32
8.2	Effect of Termination	34
8.3	Amendment	34
8.4	Waiver	34

ARTICLE 9 PRIVATE PLACEMENT	35

9.1	Subscription	35
9.2	Representations, Warranties, Covenants and Acknowledgements of the Offeror.	35
9.3	Representations and Warranties of the Company	39
9.4	Survival of Representations	39
9.5	Covenants of the Company	40
9.6	Closing	40
9.7	Payment of Subscription Price	40
9.8	Use of Proceeds	41

ARTICLE 10 GENERAL PROVISIONS	41

10.1	Disclosure	41
10.2	Notification of Certain Matters	41
10.3	Confidentiality	41
10.4	Replacement Transaction	42
10.5	Remedies	42
10.6	Notices	42
10.7	Entire Agreement	43
10.8	Enurement	43
10.9	Third Parties	43
10.10	Assignment	43
10.11	Expenses	44
10.12	Severability	44
10.13	Counterpart Execution	44

SCHEDULE 2.1(a)	Conditions of the Offer
SCHEDULE 2.1(b)	–	Joint Announcement
SCHEDULE 3	–	Representations and Warranties of the Offeror

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SCHEDULE 4	–	Representations and Warranties of the Company

iii

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 10th day of June, 2007

BETWEEN:

ALUMINUM CORPORATION OF CHINA, a corporation
incorporated under the laws of the People’s Republic of China

AND:

PERU COPPER INC., a corporation incorporated under the
federal laws of Canada
(the “Company”).

WHEREAS:

A.                                 The Offeror desires to acquire directly or indirectly all of the outstanding common shares of the Company (the “Shares”), including all Shares issuable on the exercise of the outstanding stock options (the “Options”) granted pursuant to the Company’s Stock Option Plan prior to the date hereof, and is prepared to make an offer by way of take-over bid to the shareholders of the Company to acquire such Shares;

B.                                   Contemporaneously herewith, the Offeror has entered into agreements (the “Lock-Up Agreements”) with the Locked-up Shareholders pursuant to which, among other things, each of the Locked-up Shareholders has agreed to irrevocably tender the Shares held or hereafter acquired by them (or that they are now entitled to acquire) and to support the Offer; and

C.                                   The board of directors of the Company (the “Board of Directors”), after receiving the recommendation of its Special Committee and consulting with its financial and outside legal advisors, has unanimously determined that it would be advisable and in the best interests of the Company for the Board of Directors to support the Offer and to recommend acceptance of the Offer to holders of Shares (the “Shareholders”), all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                              Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth below.

(a)                                  “Affiliate” has the meaning ascribed to that term in the CBCA.

(b)                                 “Agreement,” “this Agreement,” “herein,” “hereto,” and “hereof” and similar expressions refer to this Agreement as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules to this Agreement.

(c)                                  “Alternative Transaction” means: (i) any acquisition, merger, arrangement, amalgamation, share exchange, take-over bid, business combination, reorganization, recapitalization, consolidation, issuer bid, liquidation, dissolution or winding-up in respect of or involving, directly or indirectly, the Company or any of its Subsidiaries (other than in conjunction with a Pre-Acquisition Reorganization); (ii) any sale, acquisition, license, strategic alliance, joint venture, farm-in, earn-in, lease, supply agreement or other arrangement of or involving a material amount of assets of the Company or any of its Subsidiaries; (iii) any transaction agreed to by the Company that would result in any Person acquiring any securities of any of the Subsidiaries of the Company or 20% or more of the outstanding voting securities or other equity interests of the Company or any securities of the Subsidiaries of the Company; (iv) any similar business combination or transaction of or involving the Company or any of its Subsidiaries, other than with the Offeror or its Affiliates; or (v) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing with or from any Person, other than the Offeror or its Affiliates.

(d)                                 “AMEX” means the American Stock Exchange.

(e)                                  “Austria-Duvaz Agreements” means the Master Agreement dated March 16, 2006 as amended on October 13, 2006 and the Transfer Option Agreement dated October 13, 2006 between Minera Peru Copper S.A. and Sociedad Minera Austria Duvaz S.A.C. and the Share Purchase Agreement and the Royalty Agreement between the Class A shareholders of Sociedad Minera Centenario S.A.C. and Minera Peru Copper S.A. both dated October 13, 2006.

(f)                                    “Benefit Plans” means all plans, arrangements, agreements, programs, policies and practices or undertakings pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise on behalf of, any Employees, former Employees, directors or officers, or any spouses, dependants, survivors or beneficiaries thereof, or under which the Company or any of its Subsidiaries has or will have a liability or contingent liability in respect of such payments or benefits, excluding statutory benefit plans to which the Company or a Subsidiary are required to participate in or comply with plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.

(g)                                 “Bid Circular” has the meaning set forth in Section 2.1(d).

(h)                                 “Board of Directors” means the directors of the Company.

(i)                                     “Business Day” means any day excepting a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or Toronto, Ontario, except for the purpose of Section 10.6, in which case a Business Day means any day excepting a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Toronto, Ontario or the People’s Republic of China.

(j)                                     “Canadian GAAP” means Canadian generally accepted accounting principles, including those set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, applied on a consistent basis.

(k)                                “Canadian Tax Act” means the Income Tax Act (Canada), as the same has been and may hereafter from time to time be amended.

(1)                                  “CBCA” means the Canada Business Corporations Act as the same has been and may hereafter from time to time be amended. .

(m)                               “Claims” includes claims, demands, complaints, grievances, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, information or other similar processes, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

(n)                                 “Company” means Peru Copper Inc., a corporation incorporated under the CBCA.

(o)                                 “Company Disclosure Letter” means the letter dated the date of this Agreement from the Company delivered to the Offeror concurrently with execution and delivery of this Agreement.

(p)                                 “Company Governing Documents” means the articles of incorporation and by-laws of the Company and, where applicable, the certificates, articles and by-laws of its Subsidiaries.

(q)                                 “Company Reports” has the meaning set forth in Section 6(a) of Schedule 4.

(r)                                    “Company’s Representatives” has the meaning set forth in section 2.5(a).

(s)                                  “Competition Act” means the Competition Act (Canada), as the same has been and may hereafter from time to time be amended.

(t)                                    “Compulsory Acquisition” has the meaning set forth in section 2.8.

(u)                                 “CONASEV” means the Comision National Supervisora de Empresas y Valores, the securities commission in Peru.

(v)                                 “Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which the Company or its Subsidiaries owns or has a right or option to acquire or use, all as indicated in the map and list set out in the Company Disclosure Letter.

(w)                               “Contract” means any contract, agreement, commitment, undertaking, lease, licence, note, bond, mortgage, indenture, loan or deed of trust, whether or not in writing.

(x)                                   “Corona Option Agreements” means the Transfer Option Agreement and Option Assignment Agreement entered into by Sociedad Minera Corona and Minera Peru Copper S.A. both dated November 19, 2003, subsequently transferred by Sociedad Minera Corona to Compania Minera Argentum S.A,.

(y)                                 “Data Room Information” means the documents listed in the index attached to the Company Disclosure Letter.

(z)                                   “Diluted Basis” means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding Options and other rights to purchase Shares are exercised including, for the purposes of this calculation, all Shares issuable upon the exercise of the Options whether vested or unvested.

(aa)                            “Directors’ Circular” has the meaning set forth in Section 2.2(g).

(bb)                          “Effective Time” means the time that the Offeror shall have taken-up, acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer.

(cc)                            “Employees” means all Persons employed or retained by the Company or any of its Subsidiaries on a full-time, part-time or temporary basis including, without limitation, all members of the Board of Directors, officers, Persons on disability leave, parental leave or other absence from work and shall for the purposes hereof be deemed to include all independent contractors and consultants retained to provide services to the Company or its Subsidiaries.

(dd)                          “Encumbrances” means any pledge, lien, priority, security interest, lease, license, title retention agreement, restriction, easement, right-of-way, right of first refusal, title defect, option, adverse claim or encumbrance of any kind or character whatsoever.

(ee)                            “Environmental Laws” has the meaning set forth in Section 30(a) of Schedule 4.

(ff)                                “Expiry Time” has the meaning set forth in Section 2.1(b). For greater certainty, the definition of Expiry Time shall include the Initial Expiry Time.

(gg)                          “Fairness Opinion” means the written opinion of the Financial Advisor, to be referenced in and appended to the Directors’ Circular, to the effect that the Offer is fair from a financial point of view to the Shareholders.

(hh)                          “Financial Advisor” means UBS Investment Bank, the Financial Advisor to the Company.

(ii)                                  “Financial Statements” means the audited consolidated financial statements of the Company and its Subsidiaries for the financial years ended as at December 31, 2006, December 31, 2005 and December 31, 2004, and the unaudited consolidated financial statements of the Company and its Subsidiaries for the three months ended and as at March 31, 2007 including, without limitation, the notes thereto, in each case in the form in which the Company filed them under applicable laws.

(jj)                                  “Government Authority” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign; (ii) any subdivision agent, commission, commissioner, board or authority of any of the foregoing; (iii) any self-regulatory authority, including the TSX, AMEX and the Lima Stock Exchange; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(kk)                            “Initial Expiry Time” has the meaning set forth in Section 2.1(b).

(ll)                                  “Interested Person” has the meaning set forth in Section 23 of Schedule 4.

(mm)                      “Investment Canada Act” means the Investment Canada Act (Canada), as the same has been and may hereafter from time to time be amended.

(nn)                          “Investment Company Act” means the US Investment Company Act of 1940, as the same has been and may hereafter from time to time be amended.

(oo)                          “Latest Mailing Time” has the meaning set forth in Section 2.1(d).

(pp)                          “Lands” means all interests in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests (but excluding the Concessions) which the Company or its Subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in the map and list set out in the Company Disclosure Letter.

(qq)                          “Laws” means all laws (including common law), theatres, conventions, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, injunctions, notes, certificates or other requirements, whether domestic or foreign, supranational, national, provincial, state, municipal or local and the terms and conditions of any grant of approval, permission authority or license of any Government Authority and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person, or Persons or its or their business, undertaking, property or securities.

(rr)                                “Lock-Up Agreements” has the meaning set forth in the recitals to this Agreement.

(ss)                            “Locked-up Shareholders” means, among others, David Lowell, Catherine McLeod-Seltzer, Sunbeam Opportunities Ltd., Campania Holding, Inc., Tangent International Ltd., David DeWitt, Charles Preble, George Ireland, Gerald Wolfe, John Fairchild, Carl Renzoni, Thomas O’Neil, Eric Peitz, Thomas White, Paul Stein, Patrick DeWitt, which includes all of the directors of the Company

(tt)                                “Material Adverse Change” means any change, effect, event, development or occurrence (whether absolute, accrued, conditional, or contingent) which is, or could reasonably be expected to be, material and adverse to the business, operations, properties, results of operations, assets, liabilities, obligations, condition (financial or otherwise), capitalization, prospects, claims, rights or privileges (whether contractual or otherwise) of the Company (on a consolidated basis), other than a change, effect, event, development or occurrence: (i) relating to political, economic or financial conditions in general; (ii) relating to the state of securities or currency exchange markets in general; (iii) relating to the industry in which the Company and its Subsidiaries operate and not to the Company or its Subsidiaries in any specific manner; (iv) relating to a change in the market trading price of the Shares either: (A) related to this Agreement and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change under clauses (i), (ii), (iii), (iv), (v) or (vi) hereof; (v) relating to any of the principal markets served by the Company’s business general or shortages or price changes with respect to raw materials, metals or other products (including but not limited to copper) used or sold by the company; (vi) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against the Company or any of its Subsidiaries) or in applicable generally accepted accounting principles; (vii)

relating to the rates of exchange between the Canadian Dollar and the US Dollar and the exceptions in clauses (i), (ii), (iii), (v) and (vi) only apply where such change, effect, event, development or occurrence does not primarily relate only to the Company and its Subsidiaries and has not and is not reasonably expected to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other persons in the industry in which the Company and its Subsidiaries operate.

(uu)                          “Material Contract” means a Contract material for the business or the assets or the equity value of the Company and its Subsidiaries, taken as a whole, including without limitation each Contract identified in the Company Disclosure Letter as a material Contract and the Toromocho Option Agreement, the Corona Option Agreements and the Austria-Duvaz Agreements.

(vv)                          “Minimum Condition” means the condition set forth in paragraph (a) of Schedule 2.1(a).

(ww)                      “Minimum Required Shares” means at least that number of the outstanding Shares required pursuant to the Minimum Condition unless the Offeror shall have waived the Minimum Condition in compliance with Section 2.1 (f), in which case “Minimum Required Shares” means that number of the outstanding Shares which the Offeror takes up on the Take-up Date.

(xx)                              “Non-Completion Fee” has the meaning set forth in Section 6.3(a).

(yy)                          “Offer” has the meaning set forth in Section 2.1(a).

(zz)                              “Offer Consideration” has the meaning set forth in Section 2.1(a).

(aaa)                      “Offer Deadline” has the meaning set forth in Section 8.1(b).

(bbb)                   “Offeror” means the Aluminum Corporation of China, together with its permitted assigns pursuant to this Agreement.

(ccc)                      “Officer Obligations” means the obligations or liabilities of the Company or any of its Subsidiaries to its directors, Senior Executives, Employees and consultants for severance or termination payments in connection with the termination of their employment or service upon a change of control of the Company pursuant to any written employment agreements or otherwise, as set out in the Company Disclosure Letter.

(ddd)                   “Options” has the meaning set forth in the recitals to this Agreement.

(eee)                      “Peasant Communities” has the meaning set forth in Section 28(a) of Schedule 4.

(fff)                            “Permit” means any licence, permit, franchise, certificate, approval, right or similar authorization of or issued by any Government Authority and held by the

Company or any of its Subsidiaries, including any federal, provincial or state licence.

(ggg)      “Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

(hhh)      “Peruvian Securities Laws” means any applicable securities laws, rules, regulations and published policies in Peru and the applicable rules of the Lima Stock Exchange.

(iii)          “Peruvian Tax Law” means any applicable tax laws in force in Peru.

(jjj)          “PRC Approval” means any filings with, applications to or consents or approvals from any Government Authority within the People’s Republic of China, including but not limited to the Ministry of Commerce, the Ministry of Land and Resources, the National Development Reform Committee, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission, and any other related entities,

(kkk)       “Pre-Acquisition Reorganization” has the meaning set forth in Section 6.6.

(lll)          “Proposed Agreement” has the meaning set forth in Section 2.5(b).

(mmm)    “Rights Plan” means any shareholders rights plan, “poison pill” or other take-over bid defence mechanism.

(nnn)      “Schedule 14D-9” means the Schedule 14D-9 required to be filed by the Company in connection with the Offer pursuant to the US Exchange Act.

(ooo)      “Securities Authorities” means the TSX, AMEX, the Lima Stock Exchange and the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof, the United States Securities and Exchange Commission, the CONASEV in Peru and any applicable state securities regulatory authorities and any similar foreign authorities having jurisdiction over the Company or its Subsidiaries,

(ppp)      “Securities Laws” means the securities laws, rules, regulations and published policies and national instruments of each of the provinces and territories of Canada and applicable federal and state securities laws of the United States and the rules of the TSX and AMEX.

(qqq)      “Senior Executives” means the senior executives of the Company identified as such in the Company Disclosure Letter.

(rrr)         “Shares” has the meaning set forth in the recitals to this Agreement.

(sss)       “Shareholders” has the meaning set forth in the recitals to this Agreement.

(ttt)         “Special Committee” means the special committee formed by the Board of Directors, among other things, to consider and deal with the Offer.

(uuu)      “Stock Exchange” means the TSX, AMEX and the Lima Stock Exchange.

(wv)        “Stock Option Plan” means the Company’s Share Option Plan, effective date February 24, 2004, as amended.

(www)    “Subscription Closing Date” has the meaning set forth in Section 9.6 of this Agreement.

(xxx)        “Subscription Price” has the meaning set forth in section 9.1 of this Agreement.

(yyy)      “Subscription Shares” has the meaning set forth in section 9.1 of this Agreement.

(zzz)        “Subsequent Acquisition Transaction” has the meaning set forth in Section 2.8.

(aaaa)     “Subsidiary” has the meaning set forth in the CBCA.

(bbbb)    “Superior Proposal” means any bona fide unsolicited written proposal to the Company or its shareholders (in respect of which the Company has been notified) for an Alternative Transaction (i) which, in the opinion of the Board of Directors, acting reasonably, and in good faith and after receiving the advice of its Financial Advisor and outside legal advisors, constitutes a commercially feasible transaction taking into account all legal, financial, regulatory and other aspects of such proposal and the party making the proposal, (ii) which is not subject to any financing condition and for which adequate financial arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for the Shares or otherwise complete such transaction, (iii) which is not subject to any due diligence and/or access condition, (iv) which did not result from a breach of Section 6.4, (v) which could be carried out or completed without undue delay and within a time frame that is reasonable in the circumstances, (vi) which if consummated, would result in the Shareholders receiving a greater cash consideration per Share than contemplated by the Offer or, in the case of an Alternative Transaction including consideration other than cash, which, based on advice of the Financial Advisor, would result in a transaction more favourable to the Shareholders from a financial point of view than the Offer, (vii) in respect of which the Board of Directors determines in good faith (after receipt of advice from the Financial Advisor and its outside legal counsel) that failure to recommend such Alternative Transaction would be inconsistent with the fiduciary duties of the directors.

(cccc)                “Take-up Date” means the date that the Offeror first takes up and acquires Shares pursuant to the Offer and, in the event the Offer is extended, any subsequent date on which the Offeror takes up and acquires Shares pursuant to the Offer.

(dddd)            “Tax Acts” means Canadian Tax Act and Peruvian Tax Law.

(eeee)                “Tax Returns” means all returns, reports, declarations, elections, notices, filings, information returns and statements, including all amendments, schedules, attachments or supplements thereto, and whether in tangible, electronic or other form, filed or required to be filed in respect of Taxes or under the Tax Acts.

(ffff)                        “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Government Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Government Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping duties, all license, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions.

(gggg)            “Toromocho Option Agreement” means the Transfer Option Agreement of Mining Concessions entered into by and between Empresa Minera Del Centro Del Peru S.A. and Minera Peru Copper Syndicate S.A. (predecessor name to Minera Peru Copper S.A.) dated June 11, 2003, as amended according to public dates dated November 12, 2003, August 26, 2004 and June 23, 2006 and as subsequently assigned by Empresa Minera del Centro del Peru S.A. to Activo Mincros S.A.C on December 15, 2006.

(hhhh)            “Toromocho Project” means a porphyry copper, potentially open pittable, mineral deposit situated in the Morococha district in central Peru, including the associated mining concessions, rights of use, easements, buildings, water licenses, existing technical information and all other assets that are the subject of the Toromocho Option Agreement.

(iiii)                            “TSX” means the Toronto Stock Exchange.

(jjjj)                            “US Exchange Act” means the US Securities US Exchange Act of 1934, as the same has been and may hereafter from time to time be amended.

(kkkk)                “US Securities Act” means the US Securities Act of 1933, as the same has been and may hereafter from time to time be amended.

1.2                               Singular, Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neutral genders. Unless the context otherwise requires, any reference to a “party” herein is a reference to a party hereto. Any references to “including” or “includes” means “including (or includes) without limitation”.

1.3                               Deemed Currency

Unless otherwise expressly stated, all references to dollars, “$” or currency herein shall mean Canadian currency.

1.4                               Headings, etc.

The division of this Agreement into Articles, Sections and Schedules, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5                               Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                               Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction.

1.7                               Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of British Columbia and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of the Company required to be made in a manner consistent with Canadian GAAP, as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants, and past practice.

1.9                               Incorporation of Schedules

Each of the Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule 2.1(a)	-	Conditions to the Offer
Schedule 2.1(b)	-	Joint Announcement
Schedule 3	-	Representations and Warranties of the Offeror
Schedule 4	-	Representations and Warranties of the Company

ARTICLE 2
THE OFFER

2.1                               The Offer

(a)                                  Subject to the terms and conditions hereof, the Offeror agrees to make a take-over bid by way of a formal take-over bid circular to acquire all the issued and outstanding Shares (other than those owned directly or indirectly by the Offeror), including Shares issuable upon exercise of any Options outstanding on the date hereof, at a price per Share (the “Offer Consideration”) of $6.60 in cash (the “Offer”). The Offer shall only be subject to the conditions set forth in Schedule 2.1(a) hereto. The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, subject to section 2.1(f) hereof, removing or waiving any condition or extending the date by which Shares may be deposited The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b)                                 The Offeror and the Company shall promptly after the execution of this Agreement make a joint public announcement of the Offeror’s intention to make the Offer and the Company’s support for such Offer, such announcement to be substantially in the form as attached as Schedule 2.1(b). The Offer shall be made to the Shareholders in accordance with applicable Securities Laws, and if applicable and required, Peruvian Securities Laws and shall be open for acceptance until a time or times that is not earlier than 5:00 p.m. (Vancouver time) on the 36th day after the date the Bid Circular is mailed to the Shareholders (the time at which the Offer initially expires being referred to herein as the “Initial Expiry Time”), subject to the right of the Offeror, in its sole discretion, to extend, or further extend, the period during which Shares may be deposited under the Offer (the time at which the Offer, as it may be extended, expires being referred to herein as the “Expiry Time”).

(c)                                  The Offeror and the Company will make all required filings in Canada and the United States under the Securities Laws (and if applicable and required, Peruvian Securities Laws) with respect to the Offer and any solicitation/recommendation statement and all such subsequent filings as may be required under the Securities Laws. Each of the Offeror and the Company agree to promptly correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Securities Laws.

(d)                                 The Offeror shall mail the Offer and accompanying take-over bid circular in both French and English (such circular, together with the Offer and any documents required to be sent along with or as part of the Offer, being referred to as the “Bid Circular”) prepared in accordance with applicable Securities Laws and if applicable and required, Peruvian Securities Laws, and mailed to each registered Shareholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on June 22,2007 (such time on such date being referred to herein as the “Latest Mailing Time”). However, if the mailing of the Bid Circular is delayed by reason of: (i) an injunction or order made by a court or regulatory authority of competent jurisdiction; (ii) the Offeror not having obtained any regulatory waiver, ruling or order which is necessary to permit the Offeror to make the Offer, (iii) the failure of the Company to provide the Offeror with a list of Shareholders as contemplated in Section 2.6; or (iv) the Company has not provided to the Offeror the Directors’ Circular in accordance with Section 2.4 as well as any information pertaining to the Company and its Subsidiaries that is necessary for the completion of the Bid Circular by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Bid Circular as may be reasonably requested by the Offeror in order that the Bid Circular comply in all material respects with applicable Securities Laws, then, provided that such injunction or order is being contested or appealed, or such regulatory waiver, ruling or order is being actively sought, as applicable, then the Latest Mailing Time shall be extended for a period ending on the 5th Business Day following the date on which such injunction or order ceases to be in effect or such waiver, ruling or order is obtained, or such list of Shareholders or Directors Circular or information is provided, as applicable. The Offeror shall provide the Company and its advisors with a draft copy of the Bid Circular to be mailed to Shareholders prior to its printing on a confidential basis and shall provide the Company and its advisors with a reasonable opportunity to review and provide any comments thereon, it being understood however that whether or not such comments are applicable will be determined by the Offeror, acting reasonably, as the contents of the Bid Circular are the responsibility of the Offeror.

(e)                                  The Company acknowledges and agrees that, subject to section 2.1(f) the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer,

provided however, that the Offeror shall not, without the prior written consent of the Company: (i) increase the Minimum Condition described in paragraph (a) of Schedule 2.1(a) hereto; (ii) decrease the consideration per Share; (in) change the form of consideration payable under the Offer (other than to increase the total consideration and/or add additional consideration or consideration alternatives); (iv) decrease the number of Shares in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise materially vary the Offer (or any terms or conditions thereof), in either case, in a manner which is materially adverse to Shareholders.

(f)                                The Offeror may not decrease (including by waiver thereof) the Minimum Condition to less than 50.01% of the Shares then outstanding (calculated on a fully-diluted basis) without the prior written consent of the Company.

(g)                             The Offeror agrees that, provided all of the conditions to the Offer set out in Schedule 2.1(a) shall have been satisfied or waived (subject to Section 2.1(f)), the Offeror shall within the time periods required by applicable Laws take up and pay for all the Shares validly tendered (and not withdrawn) under the Offer as soon as reasonably possible following the time at which it becomes entitled to take up such Shares under the Offer pursuant to applicable Laws.

2.2          Conditions Precedent to Making of the Offer

The obligation of the Offeror to make the Offer to Shareholders is conditional on the prior satisfaction of the following conditions (which are for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement or otherwise):

(a)                                  this Agreement shall not have been terminated;

(b)                                 the Company shall not be in breach in any material respect of any of its covenants or agreements contained herein;

(c)                                  all representations and warranties of the Company contained herein:

(i)            that are qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all respects at the time of the making of the Offer; and

(ii)           that are not qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all material respects at the time of the making of the Offer;

(d)                                 no Material Adverse Change shall have occurred;

(e)                                  no circumstance, fact, change, event or occurrence shall exist or have occurred (other than a change, event, effect or circumstance or occurrence caused by the Offeror, any Subsidiary of the Offeror or any person acting jointly and in concert with the Offeror) that would render it impossible or impractical for one or more of the conditions of the Offer as set out in Schedule 2.1(a) hereto to be satisfied;

(f)                                    the Offeror shall have received from all applicable Securities Authorities or other Government Authorities all such waivers, rulings, consent, approvals or orders (excluding PRC Approval) and on such terms as it deems necessary for the making of the Offer and the mailing of the Bid Circular to the Shareholders or the Offeror shall have received assurances satisfactory to the Offeror, acting reasonably, that such waivers, rulings, consent, approvals or orders will be obtained before the Expiry Time;

(g)                                 the Offeror having been advised that the Board of Directors, after receiving the recommendation of its Special Committee and consulting with its Financial Advisor and outside legal advisors, shall have unanimously determined that the Offer is fair from a financial point of view to all Shareholders and that the Offer is in the best interest of the Company and accordingly, unanimously approved the entering of the Agreement and recommended that the Shareholders accept the Offer, the Board of Directors shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror, and the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the Offeror at an address in Canada specified by the Offeror for mailing with the Bid Circular, following the filing by the Offeror of a Schedule TO under the US Exchange Act and the filing of the Schedule 14D-9 by the Company, a sufficient quantity of commercial copies of the directors’ circular in both the English and French languages (the “Directors’ Circular”) which contains such recommendation and a copy of the Fairness Opinion pursuant to Section 2.3;

(h)                                 the Company shall have provided the various lists contemplated under Section 2.6 to the Offeror pursuant to such section;

(i)            the Board of Directors shall have passed and not revoked a resolution suspending the grant of further Options under the Stock Option Plans or any other similar plans;

(j)            the Lock-Up Agreements shall have been duly executed and delivered by each Locked-up Shareholder and shall not have been breached or terminated; and

(k)           no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer, or taking up or paying for the Shares deposited under the Offer.

2.3          Board of Directors Recommendation

The Company hereby represents and warrants to and in favour of the Offeror that:

(a)                                  the Financial Advisor retained by the Company has delivered an oral opinion to the Special Committee and the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to Shareholders (other than the Offeror); and

(b)                                 the Board of Directors, after receiving the recommendation of its Special Committee and consulting with the Financial Advisor and its outside legal advisors, has unanimously resolved: (i) that the Offer and this Agreement are fair to the Shareholders and in the best interests of Shareholders and the Company, (ii) to approve this Agreement, and (iii) to unanimously recommend acceptance of the Offer by the Shareholders; and

(c)                                  all of the directors of the Company have advised the Offeror that they agree to support the Offer and intend to tender to the Offer all of their Shares, including any Shares issued upon the exercise of all Options held by them and the joint announcement to be issued announcing the intention of the Offeror to make the Offer may so state and that references to such support may be made in the Bid Circular and other documents in connection with the Offer.

2.4          Directors Circular

The Company shall prepare the Directors’ Circular and Schedule 14D-9 (in the case of the Directors’ Circular, in both French and English) and in accordance with applicable Securities Laws. The Directors’ Circular and Schedule 14D-9 will set forth (among other things) the recommendation of the Board of Directors as described above and include a copy of the Fairness Opinion. The Company shall provide the Offeror with a draft copy of the Directors’ Circular and Schedule 14D-9 to be mailed to Shareholders prior to its printing, or filing, as applicable, on a confidential basis, and shall provide the Offeror with a reasonable opportunity to review and provide any comments thereon, it being understood however that whether or not such comments are applicable will be determined by the Company as the contents of the Directors’ Circular and Schedule 14D-9 is the responsibility of the Company. The Directors’ Circular and Schedule 14D-9 will be filed by the Company with the regulatory authorities and contemporaneously with the Bid Circular and the Company shall deliver to the Offeror (or as it directs) sufficient commercial copies of the Directors’ Circular for mailing to Shareholders contemporaneously and together with the Bid Circular. The Directors’ Circular and Schedule 14D-9 shall also comply with the applicable rules governing the recommendation or solicitation by the subject company and others set forth in Rule 14d-9 and Rule 14e-2 promulgated under the US Exchange Act. The Company agrees promptly to correct the Directors’ Circular and Schedule 14D-9 if and to the extent that it shall become false and misleading and to supplement the information contained therein to include any information that shall become necessary, in order to make the statements therein not misleading, in light of the circumstances under which they were made and the Company shall take all steps necessary to cause the Directors’ Circular and Schedule 14D-9 as so corrected or supplemented, to be filed with all applicable regulatory authorities and disseminated to the Shareholders, to the extent required by any applicable Laws.

2.5          Alternative Transaction and Superior Proposals

Notwithstanding other provisions of this Agreement:

(a)                                  upon receipt by the Company, any member of the Board of Directors, Senior Executive or the Financial Advisor or any other member of the Company’s advisory committee, director, officer, agent or representative of the Company or any of its Subsidiaries (together “Company’s Representatives”) of (i) any notice, proposal or other communication or inquiry regarding, or which could lead to, an Alternative Transaction or any amendments thereto, or (ii) any request for non-public information relating to or access to the properties, books or records of the Company or any of its Subsidiaries in connection with an Alternative Transaction, the Company shall advise the Offeror thereof forthwith orally and as soon as practicable, but in any event, no later than 24 hours thereafter, provide written notice to the Offeror that such notice, proposal, request, offer or communication regarding an Alternative Transaction has been received by, or offered or made identifying the Person making such notice, proposal, request, offer or communication and the terms and conditions thereof. The written notice to the Offeror shall include a copy of any written notice, proposal, request, offer or communication, in whatever form received. The Company shall also provide such other details of the proposed notice, proposal, request, offer, communication or any amendment to the foregoing as the Offeror may reasonably request. The Company shall keep the Offeror fully informed on a timely basis of the status, including any change to the material terms, of any such Alternative Transaction, any further notice, proposal, request, offer or communications in respect thereof, including copies of any further or other documents relating to such Alternative Transaction forthwith upon receipt thereof, or the termination of such notice, proposal, request, offer or communication;

(b)                                 the Company agrees that it will not accept, approve or recommend, nor enter into any agreement (a “Proposed Agreement”), with any Person relating to any Alternative Transaction or withdraw, modify or change any recommendation regarding the Offer unless: (i) the Alternative Transaction constitutes a Superior Proposal; (ii) the Company has complied with Sections 2.5(a) through 2.5(g) inclusive; (iv) five (5) Business Days shall have elapsed from the later of: (A) the date the Offeror received notice of the Company’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal; and (B) the date the Offeror received a copy of such proposal relating to the Alternative Transaction, together with all documentation related to and detailing the Superior Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with Section 2.5(c), the Board of Directors (after receiving advice from the Financial Advisor and its outside legal counsel) shall have determined in good faith that the Alternative Transaction is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Offeror; (v) the Company concurrently terminates this Agreement pursuant to Section 8.1(f) or 8.1(g); and (vi) the Company has concurrently paid to Offeror the Non-Completion Fee;

(c)                                  if the Board of Directors believes that the Alternative Transaction constitutes a Superior Proposal, the Company shall give the Offeror at least five (5) Business Days advance notice of any action to be taken by the Board of Directors to withdraw, modify or change any recommendation regarding the Offer or to accept, approve, recommend or enter into an agreement relating to such Superior Proposal or publicly propose to do any of the foregoing and shall negotiate in good faith with the Offeror to make such adjustments to the terms and conditions of this Agreement and the Offer as would enable the Offeror to proceed with the Offer, as amended. Any such adjustments (if any) shall be in the discretion of the Offeror at such time. The Board of Directors shall review any proposal by the Offeror to amend the terms of its Offer in order to determine, in good faith in the exercise of its fiduciary duties (after receiving the advice of its Financial Advisor and outside legal advisors), whether the Offeror’s proposal to amend the Offer would result in the Alternative Transaction not being a Superior Proposal. In the event that the Board of Directors or any committee thereof withdraws, modifies or changes its recommendation in favour of the Offeror or the Board of Directors or any committee thereof approves or recommends acceptance of an Alternative Transaction, the Company shall forthwith notify the Offeror orally to be followed by a written notice within 24 hours;

(d)                                 if any Alternative Transaction is publicly announced or made by a party other than the Offeror and (i) the Board of Directors determines it is not a Superior Proposal; or (ii) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Alternative Transaction not being a Superior Proposal, and the Offeror has so amended the terms of the Offer, then the Board of Directors shall immediately reaffirm this Agreement and its recommendation of the Offer by press release and an updated Directors’ Circular and Schedule 14D, if required. The Offeror and its advisors shall be given an opportunity to review and comment on the press release and updated Directors’ Circular and Schedule 14D-9 prior to its filing, release or printing, as applicable. In the event an Alternative Transaction is announced or publicly made by a party other than the Offeror and such Alternative Transaction is an unsolicited take-over bid, notwithstanding the foregoing, the Offeror may, not less than three (3) Business Days after such offer is made or publicly announced, request and the Board of Directors of the Company shall, within two (2) Business Days following such request, reaffirm this Agreement and its recommendation regarding the Offer;

(e)                                  the Company acknowledges and agrees that each successive material modification to any Alternative Transaction that may lead to or constitute a Superior Proposal shall require an additional notice by the Company under Section 2.5(a) and an opportunity to make adjustments to the Offer under Sections 2.5(b) and 2.5(c) provided however that the notice period shall be three (3) Business Days;

(f)                                    the Company shall ensure that the Company Representatives are aware of the provisions of this Section 2.5 and the Company shall be responsible for any breach of this Section 2.5 by any of the Company’s Representatives; and

(g)                                 nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or equivalent as required by applicable Securities Laws to an Alternative Transaction that it determines is not a Superior Proposal. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

2.6          Company Support of the Offer

The Company agrees to take all reasonable actions to cooperate with the Offeror in making the Offer and to support and facilitate the success of the Offer and shall provide such information and assistance as the Offeror or its agents may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to the Shareholders and to such other Persons as are entitled to receive the Offer under the Securities Laws, including delivering or causing to be delivered to the Offeror: (a) as soon as practicable following the date of this Agreement, a list (in electronic form or mailing labels, if requested by the Offeror) of all registered holders of Shares and Options, a list of participants in book based nominee registration systems such as CDS & Co. and CEDE & Co., showing the name and address of each holder and the number of Shares or Options, as the case may be, held by each such holder, and the names of any non-objecting beneficial holders of Shares, all as shown on the records of the Company or its transfer agent as of a date as current as practicable prior to the date of delivery of such lists; and (b) from time to time, at the request of the Offeror, acting reasonably, supplemental lists setting out any changes from the lists referred to in clause (a), and together with such other information as may be reasonably requested by the Offeror in order to be able to communicate the Offer or prepare for Bid Circular in accordance with applicable Securities Laws. All the lists to be provided above shall be in electronic form. The Company represents, warrants and covenants that the information provided by the Company to the Offeror for inclusion in the Bid Circular will be true, complete and correct in all material respects as at the date of the Bid Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company will provide the Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by the Offeror. The Company shall also take all reasonable actions in accordance with Applicable Laws to cooperate with, support and facilitate the Offeror making the Offer in any jurisdiction as the Offeror may deem appropriate if the Offeror in its discretion chooses to make the Offer available in such jurisdiction.

2.7          Outstanding Stock Options

(a)                                  The Company and the Offeror agree that:

(i)                                     the Company may permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options effective immediately prior to the Expiry Time, including by causing the vesting thereof to be accelerated and by way of cashless exercise and settlement of such Options for Shares, which exercise may be conditional upon the Offeror announcing its intention to take up and pay for Shares under the Offer, and

(ii)                                  the Company may establish such procedures as are desirable or necessary to carry out such cashless share settlement exercise.

(b)                                 The Company shall use its commercially reasonable efforts to cause all holders of Options to conditionally exercise such Options as described in Section 2.7(a) not later than five (5) Business Days prior to the Initial Expiry Time of the Offer (and not withdraw), to the appropriate person(s) all such documents as may be necessary or desirable to effect tender of the Shares to be issued as a result of such conditional exercise of Options to the Offer.

2.8          Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares, excluding Shares held at the date of the Offer by or on behalf of the Offeror, or an Affiliate or associate of the Offeror, the Offeror may, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to the statutory right of acquisition pursuant to Section 206 of the CBCA (the “Compulsory Acquisition”). If that statutory right of acquisition is not available or Offeror chooses not to avail itself of such statutory right of acquisition, Offeror covenants that it will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer as soon as practicable, but in any event, not later than 120 days after the Expiry Time for consideration per Share at least equal in value to the consideration paid by the Offeror under the Offer. The Company agrees that, upon the Offeror taking up and paying for more than a simple majority of the outstanding Shares (on a Diluted Basis) under the Offer, it will assist the Offeror in acquiring the balance of the Shares by such means as may be determined by the Offeror, including by way of amalgamation, statutory arrangement, capital reorganization or other transaction of the Company and the Offeror or an Affiliate of the Offeror (a “Subsequent Acquisition Transaction”) for consideration per Share at least equal in value to the consideration paid by the Offeror under the Offer.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

3.1          Representations and Warranties

The Offeror hereby represents and warrants to the Company as set forth in Section 9.2 and Schedule 3 to this Agreement, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2          Survival of Representations and Warranties

The representations and warranties of the Offeror contained in this Agreement shall remain in effect during the term of this Agreement, and shall expire upon the completion or expiration of the Offer or the termination of this Agreement for any reason.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1          Representations and Warranties

The Company hereby represents and warrants to the Offeror as set forth in Section 9.3 and Schedule 4 to this Agreement, and acknowledges that the Offeror is relying upon such representations and warranties in connection with entering into and carrying out its obligations under this Agreement.

4.2          Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall remain in effect during the term of this Agreement, and shall expire upon the completion or expiration of the Offer or the termination of this Agreement for any reason. No investigations made by or on behalf of the Offeror or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Company herein or pursuant hereto.

ARTICLE 5
CONDUCT OF BUSINESS

5.1          Conduct of Business by the Company

The Company (which term for the purposes of this Section 5.1 includes each of its Subsidiaries) covenants and agrees that, during the period from the date of this Agreement until this Agreement is terminated by its terms, unless the Offeror, acting reasonably, shall otherwise agree in writing, and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)           the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and consistent with past practice and in compliance with applicable Laws. The Company shall use all reasonable efforts to maintain and preserve its business organization, goodwill, presence and keeping in good standing all its real property interests, mining rights, claims, concessions, exploration permits, prospecting permits, other property, assets, mineral or proprietary interests or rights or claims, to keep available the services of its officers and Employees and to maintain satisfactory relationships with its suppliers, service providers, distributors, customers and others having business relationships with the Company, and shall not make any adverse material change in the business, assets, liabilities, operations, capital or affairs of the Company, in particular, with respect to the nature and progress with respect to its various mining rights, concessions, claims and related options;

(b)           the Company shall not directly or indirectly do or permit to occur any of the following:

(i)            amend the Company Governing Documents or any Material Contract;

(ii)           declare, pay or set aside for payment any dividend or other distribution of any kind (whether in cash, shares, property or otherwise) in respect of Shares or other securities of the Company;

(iii)          issue, sell or pledge or agree to issue, sell or pledge any Shares or other securities of the Company, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Shares, other than Shares issuable pursuant to the terms of the Options outstanding on the date hereof; as disclosed in the Company Disclosure Letter and pursuant to Article 9 hereunder;

(iv)          redeem, purchase or otherwise acquire any of its outstanding Shares or other securities;

(v)           split, consolidate, combine or reclassify any of its Shares;

(vi)          adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Company;

(vii)         reduce the stated capital of the Company;

(viii)        adopt a Rights Plan, including but not limited to those defensive tactics referred to in National Policy 62-202;

(ix)           reorganize, amalgamate or merge the Company with any other Person; or

(x)            enter into or modify any Contract to do any of the foregoing;

(c)           without limiting the generality of Section 5.1(a), the Company shall not directly or indirectly do any of the following;

(i)            sell, pledge, option, license, lease, dispose of or permit an Encumbrance over or in respect of any of its assets, except in respect of assets other than mining concessions in the ordinary course of business (subject to a maximum value of $500,000 per individual asset and an aggregate maximum value of all assets of $1,000,000);

(ii)           except for planned acquisitions or investments as set out in the Company Disclosure Letter, acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another Person or division thereof or make any investment either by purchase of shares or securities, contribution of capital (other than to wholly- owned Subsidiaries), property transfer or purchase of any property or assets of any other Person or division thereof, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice;

(iii)          exercise the option under the Toromocho Option Agreement: (A) at any time before the expiry of the 36th day after the commencement of the

Offer, and (B) at any time after the Offeror has announced that all conditions to the Offer have been either waived or satisfied. In addition, the Company shall not exercise the option under the Toromocho Option Agreement unless it has provided the Offeror with a written notice of its intention to exercise at least ten (10) Business Days before the exercise of the option and, and during such ten (10) Business Days, the Company will consult with the Offeror in respect of such proposed exercise and the Company will act reasonably in taking into consideration the views and advice of the Offeror in respect of such proposed exercise. The Offeror shall provide a response to the notice of intention to exercise to the Company within a reasonable period of time and in any event not later than fifteen (15) Business Days after receipt of the notice of intention to exercise.;

(iv)          incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for or agree to indemnity the obligations of any other Person (other than in respect of the Company or one of its Subsidiaries) or make any loans or advances, except in the ordinary course of business;

(v)           except for planned expenditures as set out in the Company Disclosure Letter, expend or commit to expend any amounts with respect to: (A) capital expenses except in the ordinary course of business (subject to a maximum of $1,000,000 per expenditure and an aggregate maximum of all expenditures of $5,000,000) or (B) acquisition of capital assets or group or related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $5,000,000;

(vi)          except as set out in the Company Disclosure Letter, discharge or satisfy any material Claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Financial Statements or of liabilities incurred since December 31, 2006 in the ordinary course of business;

(vii)         except as contemplated by the Company Disclosure Letter, (i) waive, release, relinquish, grant or transfer any rights of material value including mining rights, concessions, claims and related options; (ii) modify, amend or change in any respect any existing Material Contract or any material Permit, including mining rights, concessions, claims and related options; or (iii) allow, whether directly or indirectly and whether by action or failure to act, any of the foregoing to occur;

(viii)        enter into or renew any Contract or transaction (i) containing (A) any limitation or restriction on the ability of the Company or, following completion of the transactions contemplated hereby, the ability of the Offeror or its Subsidiaries, to engage in any type of activity or business,

(B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or, following consummation of the transactions contemplated hereby, all or any portion of the business of Offeror or its Subsidiaries, is or would be conducted, or (C) any limit or restriction on the ability of or, following completion of the transactions contemplated hereby, the ability of the Offeror or its Subsidiaries, to solicit customers or employees, (ii) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement, or (iii) that involves or would reasonably be expected to involve payments in excess $100,000 in the aggregate over the term of the contract and that is not terminable within 30 calendar days of the Take-Up Date without payment by the Offeror or its Subsidiaries;

(ix)           commence, settle or assign any rights relating to any litigation, proceeding, Claim, action, assessment, or investigation involving the Company before any Government Authority other than Claims settled in the ordinary course of business, consistent with past practice that involves solely monetary damages not in excess of $100,000 individually and $500,000 in the aggregate;

(x)            authorize, recommend or propose any release or relinquishment of any contractual right;

(xi)           waive, release, grant or transfer any rights of value or modify or change any existing material licence, lease, contract or other document; or

(xii)          authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)           the Company shall use its commercially reasonable efforts to cause the current insurance (or re insurance) policies of the Company to remain in force or renewed and not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)           the Company shall not increase any coverage or premiums under any directors’ and officers’ insurance policy or implement or enter into any new policy provided, that the Company may purchase a ‘trailing” or “run-off’ rider or endorsement allowing Claims to be reported for 6 years after the Expiry Time under the Company’s existing directors’ and officers’ insurance policy by making a one-time reasonable payment in respect of such coverage;

(f)            the Company shall not take any action or omit to take any action that would render, or that reasonably may be expected to render any representation or warranty made by it in this Agreement to be misleading or untrue in any material respect or that would or would likely lead to a breach in any material respect of any of the Company’s representations or warranties as set forth in this Agreement;

(g)           the Company shall not take any action or omit to take any action which would cause, or which reasonably may be expected to cause, any condition of the Offer not to be satisfied or would or which reasonably may be expected to render the transactions (including the Offer, the Subsequent Acquisition Transaction and the Compulsory Acquisition) contemplated by this Agreement incapable of completion or materially more difficult to complete;

(h)           the Company shall not create any new Officer Obligations, and the Company shall not grant to any officer, director or Employee an increase in compensation in any form (including any bonuses or salary increases), make any loan to any officer, director or Employee, take any action with respect to the grant of any severance, retention or termination remuneration arising from the Offer or a change of control of the Company, enter into or modify any employment agreement with any officer, director or Employee or enter into any other agreement with respect to any increase of benefits payable under its current severance, retention or termination remuneration or any other policies, except to give effect to practices regarding employee wages and benefits in the normal course consistent with past practices;

(i)            the Company shall duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws, including corporate Laws and Securities Laws but before any such filing, the Company shall consult with the Offeror and provide the Offeror with a copy of the draft form, report, schedule, statement or document, as applicable, for the Offeror’s comment;

(j)            the Company shall not adopt, amend or waive any performance or vesting criteria, accelerate vesting, exercisability or funding or make any contribution to any bonus, profit sharing, Stock Option Flan or any stock option thereunder, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of Employees, except (i) as contemplated in this Agreement or (ii) as is necessary to comply with applicable Law;

(k)           the Company shall not make any changes to existing accounting policies other than as required by applicable Law or by Canadian GAAP;

(l)            the Company shall:

(i)            duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)           timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it;

(iii)          not make or rescind any material election relating to Taxes;

(iv)          not make a request for a tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)           not settle or compromise any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)          not change any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for its tax year most recently ended, except as may required by applicable Laws;

(m)          not engage in any transaction with any related parties other than with wholly-owned Subsidiaries;

(n)           not commit to or enter into any new arrangements, or modify any existing arrangements, between the Company and any Shareholder owning or controlling more than 5% of the outstanding securities of any class of the Company;

(o)           not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments; and

(p)           except as permitted under this Agreement, not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

ARTICLE 6
COVENANTS OF THE COMPANY AND THE OFFEROR

6.1          Notice of Material Change

From the date hereof and until the termination of this Agreement, the Company shall promptly notify the Offeror in writing of:

(a)           the occurrence of or impending or anticipated occurrence of any Material Adverse Change;

(b)           any facts or circumstances which would or would likely cause the Company’s representations and warranties set forth in this Agreement to be misleading or untrue in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Change qualification already contained within such representation or warranty) or which would or would likely lead to a breach in any material respect of any of the Company’s covenants or obligations set forth in this Agreement or the failure of the Company to comply with or satisfy any condition or agreement to be satisfied prior to the Effective Time;

(c)           any governmental or third party complaints, investigations, allegations, Claims, discussions or hearings which could be material and adverse to the business, operation, prospects or financial condition of the Company (on a consolidated basis) or in relation to the transactions contemplated in this Agreement or communications indicating that the same may be threatened or contemplated; or

(d)           The Company shall notify the Offeror concerning any material discussions or negotiations between the Company and any Governmental Authority or private party relating to the Toromocho Project or the rights or obligations of the parties under the Toromocho Option Agreement, the Corona Option Agreements and the Austria – Duraz Agreement and shall provide additional information concerning such negotiations or discussions as may be reasonably requested by the Offeror.

6.2          Shareholder Claims

The Company shall notify the Offeror of any Claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company prior to the Effective Time. The Company shall consult with the Offeror prior to settling such Claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such Claim prior to the Effective Time without the prior written consent of the Offeror.

6.3          Non-Completion Fee

(a)           The Company shall pay to the Offeror or as Offeror directs in writing as liquidated damages for the Offeror’s rights under this Agreement the sum of twenty one million ($21,000,000) (the “Non-Completion Fee”) if:

(i)            this Agreement is terminated in the circumstances set out in Section 8.1(d), 8.1(e), 8.1(f) or 8.1(g);

(ii)           this Agreement is terminated pursuant to Section 8.1(h) as a result of the Company being in default of any of its covenants or obligations contained in Section 2.5 or Section 6.4 of this Agreement;

(iii)          on or after the date hereof and prior to the Expiry Time, an Alternative Transaction is publicly announced or any person has publicly announced an intention to make such Alternative Transaction, and such Alternative Transaction either:

(A)          has been accepted by the Board or Directors; or

(B)           has not expired, nor been withdrawn nor been publicly abandoned and (x) the Offer is not completed as a result of the Minimum Condition not having been met, and (y) the person or company that made such Alternative Transaction acquires, directly or indirectly, more than 66 2/3% of the issued and outstanding Shares within 12 months of the date of this Agreement,

For greater certainty, the Company shall not be obligated to make more than one payment under this Section 6.3 if one or more of the events specified herein occurs.

(b)           The Non-Completion Fee shall be due: (i) in the case of the circumstances specified in Section 6.3(a)(i) and 6.3(a)(ii) forthwith (and in any event within three (3) Business Days) following the termination of this Agreement, but prior to or concurrently with termination in the case of a termination pursuant to Sections 8.1(f) or 8.1(g); and (ii) in the case of the circumstances specified in Section 6.3(a)(iii), prior to or concurrently with the date on which the Alternative Transaction is accepted by the Board of Directors or prior to or concurrently with such acquisition of more than 66 2/3% of the issued and outstanding Shares, Such payment shall be made by the Company to the Offeror in immediately available funds in Vancouver, British Columbia to an account designated by the Offeror; and

(c)           The Company acknowledges that the amount set out in Section 6.3(a) in respect of the Non-Completion Fee represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

6.4          Non-Solicitation

(a)           The Company and its Subsidiaries shall, and shall cause their respective Employees, directors and officers, the Financial Advisor, counsel or other representatives or agents, directly or indirectly:

(i)            to immediately cease and terminate any existing discussions or negotiations, if any, with any third party or any agent or representative of any third party in respect of an Alternative Transaction and close and restrict any further access to its electronic data room or the provision of any other confidential information to any other Person (other than the Offeror hereunder) and within three (3) Business Days following the date hereof request the return or destruction of all confidential information previously provided to any other Person in connection therewith. The Company shall immediately advise the Offeror orally and in writing of any response or action by any such party which could reasonably hinder, prevent or delay or otherwise adversely affect the compliance with the foregoing request or the completion of the Offer;

(ii)           not to solicit, initiate or encourage any Alternative Transaction;

(iii)          not to participate in any discussions or negotiations with any Person (other than the Offeror and its Subsidiaries and their respective directors, officers, Employees, agents, the Financial Advisor, counsel or other representatives) in respect of any Alternative Transaction; and

(iv)          not to otherwise co-operate in any way with any effort or attempt by any other person to do or seek to do any of the foregoing prohibited actions;

provided, however, that nothing contained in this Section 6.4 or any other provision of this Agreement shall prevent the Board of Directors from fulfilling its fiduciary duties with respect to an unsolicited bona fide Alternative Transaction once the Board of Directors has in good faith determined (after receiving advice from the Financial Advisor and its outside legal counsel) that such Alternative Transaction would, if consummated in accordance with its terms, result in a Superior Proposal, notwithstanding that such Alternative Transaction is subject to a due diligence condition.

(b)           The Company shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except to allow such person to propose confidentially to the Board of Directors a Superior Proposal, provided in any case that the remaining provisions of this Agreement are complied with.

(c)           The Company shall ensure that the Company Representatives are aware of the provisions of this Section 6.4, and the Company shall be responsible for any breach of this Section 6.4 by any of the Company’s Representatives.

6.5          Board of Directors of the Company

Immediately following the acquisition pursuant to the Offer by the Offeror of at least such number of Shares representing at least a majority of the then outstanding Shares, and from time to time thereafter, the Company shall co-operate with the Offeror and upon request, use reasonable efforts subject to the provisions of the CBCA, to secure the resignations of such number of Company directors as may be required to enable the Offeror to designate such number of Directors as is proportionate to the percentage of outstanding shares owned by the Offeror.

6.6          Pre-Acquisition Reorganization

Upon request by the Offeror, the Company shall (i) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations: (A) does not result in any breach by the Company of any existing contract or commitment of the Company or any Law; (B) is not prejudicial to the Company in any material respect; (C) does not result in any breach by the Company of any of its covenants, representations or warranties under this Agreement (unless the Offeror has waived such breach in respect of such request) and is not materially prejudicial to the Shareholders. The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The completion of any such Pre-Acquisition Reorganization shall be effected immediately prior to any take-up by the Offeror of Shares tendered to the Offer. In the event that Offeror does not take up and pay for the Shares deposited under the Offer, Offeror will reimburse the Company for all direct and indirect costs and liabilities of the Company incurred in connection with the Pre-Acquisition Reorganization (including implementation costs, employment costs, Taxes, costs, including incremental Tax costs, incurred to unwind any such transaction and expenses for filing fees and legal, accounting and other advisers), if any.

6.7          Accuracy of Representations

The Offeror covenants and agrees that the Offeror shall not take any action, or fail to take any action, within its control which would result in any representation and warranty set out in Article 3 being untrue in any material respect at any time while the Offer is outstanding.

6.8          Directors’ and Officers’ Insurance

From and after the Effective Time, the Offeror agrees that for the period from the Expiry Time until six (6) years after the Expiry Time, the Offeror will cause the Company or any successor to the Company to use commercially reasonable efforts to maintain (if not already purchased by the Company as permitted under Section 5.1(e)) a “trailing” or “run-off” directors’ and officers’ liability insurance, rider or endorsement providing continuity for such Persons on terms comparable to those contained in the Company’s current insurance policies. In the event that such amount is insufficient for such rider or endorsement, the Company may enter into an agreement to spend up to that amount to purchase such other rider or endorsement as may be obtained with such amount. From and after the Effective Time, the Offeror shall cause the Company (or its successor) to, indemnify the current and former directors and officers of the Company and its Subsidiaries to the fullest extent to which the Company is permitted to indemnify such officers and directors under its charter, by laws, any existing contracts of indemnity and under applicable Law.

ARTICLE 7
MUTUAL COVENANTS

7.1          Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to co-operate with each other in connection with the foregoing, including using reasonable efforts:

(a)           to obtain all necessary waivers, consents and approvals from other parties to the Material Contracts identified in the Company Disclosure Letter;

(b)           to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law;

(c)           to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d)           to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby;

(e)           to effect all necessary registrations and other filings and submissions of information requested by Government Authorities or required under any applicable Securities Laws, or any other Law relating to the transactions contemplated herein; and

(f)            to fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

7.2          Regulatory Approvals

(a)           Without limiting the generality of Section 7.1, the Offeror will take all actions commercially reasonable to obtain the PRC Approval and make any other filing related thereto as may be appropriate and advisable as promptly and as reasonably practicable in order to fulfil the relevant conditions of the Offer and the Offeror will use its reasonable commercial efforts to pursue and obtain such PRC Approval.

(b)           Each of the Offeror and the Company shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Bid Circular, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws in connection with the Offer contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Bid Circular, the

Directors’ Circular, such application, registration, consent, circular, approval or filing, and the Offeror and the Company shall co-operate in the preparation of any amendment or supplement to the Bid Circular, the Directors’ Circular, application, registration, consent, circular, approval or filing, as required.

7.3                               Access to Information

Subject to the confidentiality obligation hereunder, the Company shall afford the Offeror’s officers, Employees, counsel, accountants and other authorized representatives and advisers reasonable access, during normal business hours and at such other time or times as the Offeror may reasonably request from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, the Company shall furnish promptly to the Offeror in writing all information concerning its business, properties and personnel as the Offeror or its representatives may reasonably request. The Company further agrees to assist the Offeror in all reasonable ways in any investigations which it may wish to conduct. Any investigation by the Offeror and its representatives after the date of this Agreement shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate given pursuant hereto.

7.4                               Required Securities Law Approvals

The Offeror will promptly take such action, including obtaining any exemption orders, consent or approvals or filing any such documents, as may be required under applicable Securities Laws to permit the Offeror to make the Offer and perform the Offeror’s other obligations hereunder, and the Company shall co-operate in good faith in connection with any such action by the Offeror.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1                               Termination

This Agreement may be terminated by written notice given to the other party, at any time prior to completion of the transactions contemplated hereby:

(a)                                  by mutual written consent of the Company and the Offeror;

(b)                                 by the Company, if the Take-up Date has not occurred within 120 days of the Latest Mailing Time (the “Offer Deadline”) (other than as a result of the conditions set out in paragraphs (e), (f), (h), (i) or (j) of Schedule 2.1 (a) not being satisfied); provided, however, that if the Offeror’s take-up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this

Agreement shall not be terminated by the Company pursuant to this Section 8.1 until the earlier of (A) 120 days after the Offer is commenced and (B) the 5th Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(c)                                  by the Offeror, if any condition of the Offer set forth in Schedule 2.1(a) is not satisfied or waived by the Expiry Time;

(d)                                 by the Offeror if: (i) the Board of Directors or any committee thereof fails to publicly recommend the Offer or withdraws, modifies or changes its recommendation in favour of the Offer; (ii) the Board of Directors or any committee thereof approves or recommends acceptance of an Alternative Transaction, whether before or after the making of the Offer by the Offeror by mailing of the Bid Circular; or (iii) the Board of Directors of the Company or any committee thereof publicly proposes to do any of the foregoing;

(e)                                  by the Offeror, if the Board of Directors or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within two (2) Business Days of any written request to do so from the Offeror in the circumstances set out in Section 2.5(d);

(f)                                    by the Company, if the Company, having complied with the requirements of Section 2.5 and provided that the Company has not breached any of its covenants, agreements or obligations in this Agreement in any material respect, proposes to enter into a definitive agreement with respect to a Superior Proposal or change its approval or recommendation of the Offer or both, provided that the Company has previously or concurrently will have paid the Offeror the Non-Completion Fee;

(g)                                 by either the Offeror or the Company, if the Offeror has been notified in writing by the Company of an Alternative Transaction which constitutes a Superior Proposal in accordance with Section 2.5 and: (i) the Offeror does not amend the Offer within the time contemplated for providing the notice under Section 2.5(c); or (ii) the Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that after the lapse of such period the Alternative Transaction continues to be a Superior Proposal in comparison to the amended Offer of the Offeror;

(h)                                 by the Offeror, if there has been a breach or non-performance by the Company of a material obligation or covenant contained in this Agreement or if any representation or warranty of the Company contained in this Agreement is or has become untrue or incorrect after the date hereof in each case such that the condition contained in Schedule 2.1 (a) would not be satisfied and such breach; non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of the Expiry Time, or such date which is fifteen (15) days from the date of notice of such breach from the Offeror, and the Expiry Time;

(i)                                     by the Company, if there has been a material breach or non-performance by the Offeror of a material obligation or covenant contained in this Agreement or if any representation or warranty of the Offeror contained in this Agreement is or has become untrue or incorrect in any material respect after the date hereof and such breach, non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of such date which is fifteen (15) days from the date of notice of such breach from the Company, and the Expiry Time (or any extension of the Expiry Time made within such fifteen (15) day period);

(j)                                     by the Offeror, if the Offeror is not obligated pursuant to Section 22 to make the Offer; or

(k)                                  by the Company, if the Offeror does not mail the Offer within the time prescribed by Section 2.1 or if the Offer does not comply with the provisions hereof in any material respect, unless as permitted by this Agreement

8.2                               Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect, and there shall be no obligation on the part of the Offeror or the Company hereunder except as set forth in Article 1 (but excluding Section 1.9), Section 6.3, Article 9, Section 10.11 and this Section 8.2, which provisions shall survive the termination of this Agreement. In the case of termination, nothing herein shall relieve any party from liability for any breach of any covenant, agreement, representation or warranty under this Agreement. For greater certainty, the compensation or damages to be paid to the Offeror pursuant to Section 6.3 is the Offeror’s sole remedy in compensation or damages for a breach of the Agreement relating to the matters described in Sections 2.5, 6.3 and 6.4; provided, however, that nothing contained in this Section 8.2, and no payment of an amount under Section 6.3, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

8.3                               Amendment

This Agreement may be amended by mutual agreement in writing between the parties.

8.4                               Waiver

Each of the Offeror, on the one hand, and the Company, on the other hand, may:

(a)                                  extend the time for the performance of any of the obligations or other acts of the other;

(b)                                 waive compliance with the other’s agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c)                                  waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9
PRIVATE PLACEMENT

9.1                               Subscription

The Offeror hereby irrevocably subscribes for and agrees to purchase 13,200,000 Shares (the “Subscription Shares”) from the Company and the Company hereby agrees to sell and issue to the Offeror the Subscription Shares at a subscription price of US$4.99 per Share (for a total subscription price of US$65,868,000 for the Subscription Shares (the “Subscription Price”)), on the terms set out in this Article 9.

9.2                               Representations, Warranties, Covenants and Acknowledgements of the Offeror

In connection with the subscription for the Subscription Shares under this Article 9, the Offeror represents and warrants to the Company on the date hereof and on the Subscription Closing Date and acknowledges that the Company is relying thereon that:

(a)                                  the Offeror is an accredited investor (“Accredited Investor”) as such term is defined in National Instrument 45-106 “Prospectus and Registration Exemptions” (“NI 45-106”);

(b)                                 the Offeror is subscribing for the Subscription Shares for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of NI 45-106, and the subscription hereunder constitutes a legal and binding obligation of the Offeror;

(c)                                  the Offeror has been advised to consult its own legal advisors with respect to trading in the Subscription Shares when issued and with respect to the resale restrictions imposed by the Securities Laws of the jurisdiction in which the Offeror resides and other applicable securities laws, and acknowledges that no representation has been made respecting the applicable hold periods imposed by the Securities Laws or other resale restrictions applicable to such securities which restrict the ability of the Offeror to resell such securities, that the Offeror is solely responsible to find out what these restrictions are and the Offeror is solely responsible (and the Company is in no way responsible) for compliance with applicable resale restrictions and the Offeror is aware that it may not be able to resell such securities except in accordance with limited exemptions under the Securities Laws and other applicable securities laws;

(d)                                 the Offeror was not formed, and the address of the Offeror as set forth herein was not created, for the purpose of subscribing for the Subscription Shares;

(e)                                  the Offeror is not a US Person (as defined in Regulation S under the US Securities Act, and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a US Person;

(f)                                    the applicable representative of the Offeror was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of the Offeror outside the United States;

(g)                                 the Offeror will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to a US Person unless such offer, sale or disposition is made in accordance with the US Securities Act and the securities laws of all applicable states of the United States;

(h)                                 the Offeror acknowledges and consents to the placement of the following legend on the certificate evidencing the Subscription Shares issued to the Offeror:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE],

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”;

(i)                                     the Offeror is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this subscription for the purchase of the Subscription Shares, to subscribe for and purchase the Subscription Shares as contemplated herein and to carry out and perform all of its obligations under the terms hereof;

(j)                                     the Offeror has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the subscription for the Subscription Shares and if any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Subscription Shares, the Offeror covenants to indemnify and hold harmless the Company with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(k)                                  the representations in sections 1, 2 and 3 of Schedule 3 hereto are true and correct;

(1)                                  the Offeror confirms that:

(i)                                     it is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Offeror is resident (the “International Jurisdiction”) which would apply to the acquisition of the Subscription Shares, if any;

(ii)                                  is purchasing the Subscription Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the international Jurisdiction or, if such is not applicable, the Offeror is permitted to purchase the Subscription Shares under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption;

(iii)                               confirms that the applicable securities laws of the Authorities in the International Jurisdiction do not require the Company to make any filings or seek any approvals of any nature whatsoever from any of the Authorities in the International Jurisdiction in connection with the issue and sale or resale of the Subscription Shares; and

(iv)                              the purchase of the Subscription Shares by the Offeror does not trigger:

(A)                              an obligation to prepare and file a registration statement, prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; or

(B)                                continuous disclosure reporting obligations of the Company in the International Jurisdiction; or

(C)                                the Offeror will, if requested by the Company, comply with such other requirements as the Company may reasonably require;

(m)                               the subscription by the Offeror hereunder, the performance and compliance with the terms hereof and the completion of the transactions described herein by the Offeror will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Offeror, the Securities Laws or any other laws applicable to the Offeror, any agreement to which the Offeror is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Offeror;

(n)                                 if required by applicable Securities Laws or the Company, the Offeror will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Subscription Shares as may be required by the Securities Authorities;

(o)                                 the Offeror has not received or been provided with a prospectus or an offering memorandum, within the meaning of the Securities Laws, or any sales or advertising literature in connection with the subscription for the Subscription Shares;

(p)                                 the subscription for the Subscription Shares has not been made through or as a result of, and the distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation;

(q)                                 there are risks associated with the purchase of and investment in the Subscription Shares and the Offeror is knowledgeable and or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Subscription Shares and fully understands the restrictions on resale of the Subscription Shares and is capable of bearing the economic risk of the investment;

(r)                                    the funds representing the Subscription Price which will be advanced by the Offeror to the Company hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Offeror acknowledges that the Company may in the future be required by law to disclose the Offeror’s name and other information relating to this subscription and the Offeror’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge (a) none of the subscription funds to be provided by the Offeror (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Offeror, and (b) it shall promptly notify the Company if the Offeror discovers that any of such representations ceases to be true, and to provide the Company with appropriate information in connection therewith; and

(s)                                  the Offeror acknowledges that the subscription under this Agreement, and the schedules hereto, require the Offeror to provide certain personal information to the Company. Such information is being collected by the Company for the purposes of completing the sale and issuance of Subscription Shares, which includes, without limitation, determining the Offeror’s eligibility to purchase the Subscription Shares under the Securities Laws and other applicable securities laws, preparing and registering certificates representing the Subscription Shares to be issued to the Offeror and completing filings required by any stock exchange or securities regulatory authority. The Offeror’s personal information may be disclosed by the Company to: (a) Securities Authorities, (b) the Canada Revenue

Agency, and (c) any of the other parties involved in the issue and sale of the Subscription Shares, including legal counsel and may be included in record books in connection with the subscription. By executing this Agreement, the Offeror is deemed to be consenting to the foregoing collection, use and disclose of the Offeror’s personal information.

9.3                               Representations and Warranties of the Company

In connection with the subscription for the Subscription Shares under this Article 9, the Company represents and warrants to the Offeror on the date hereof and on the Subscription Closing Date, and acknowledges that the Offeror is relying upon such representations and warranties that:

(a)                                  the representations and warranties of the Company in Schedule 4 hereto are true and correct;

(b)                                 the Subscription Shares subscribed for herein will be duly and validly issued and outstanding common shares in the capital of the Company registered in the name of the Offeror (or as it may direct in writing) on the Subscription Closing Date and upon receipt of the aggregate Subscription Price by the Company, such Subscription Shares will be fully paid and non-assessable;

(c)                                  the issue of the Subscription Shares by the Company hereunder does not and will not contravene, conflict with or result in a violation of the Company’s articles or by-laws or the terms of any agreement or instrument to which the Company is a party;

(d)                                 none of the Company, its affiliates (as defined under the US Securities Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares;

(e)                                  the Company, its affiliates and any person acting on its or their behalf have complied, and will comply (as defined under the US Securities Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares; and

(f)                                    no order ceasing or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued and is outstanding against the Company or its directors, officers or promoters.

9.4                               Survival of Representations

The representations and warranties of the Offeror and the Company under Sections 9.2 and 9.3 respectively shall survive the closing of the transactions contemplated under this Article 9 for a period of one year from the date of such closing.

9.5                               Covenants of the Company

In connection with the issuance of Subscription Shares hereunder, the Company covenants and agrees with the Offeror that;

(a)                                  it will duly file all such reports, statements or other documents as may be necessary or desirable, and otherwise use its best efforts to maintain in good standing the Company’s status under the Securities Laws as a “reporting issuer” and the listing of its Shares on the TSX, AMEX and lima Stock Exchange;

(b)                                 the Company has obtained or by the Subscription Closing Date will have obtained the approval from the TSX, and AMEX for the listing and trading of the Subscription Shares on such exchanges effective from the Subscription Closing Date;

(c)                                  on the Subscription Closing Date and before closing of the purchase of the Subscription Shares, the Company shall deliver:

(i)                                     an officers’ certificate of the Company confirming that:

(A)                              the representations and warranties of the Company set forth in Section 9.3 hereof are true and accurate in all material respects;

(B)                                the Company shall have performed all obligations and covenants under this Article 9 in all material respects;

(ii)                                  a legal opinion from the Company’s counsel in the form acceptable to the Offeror in respect of the issuance of the Subscription Shares.

9.6                               Closing

Subject to there being no prohibition at laws in Canada and the United States against the completion of the subscription and issuance of the Subscription Shares and the transactions contemplated hereunder, the issuance of the Subscription Shares will be completed as soon as practicable after the approval of the TSX and the AMEX for the additional listing of the Subscription Shares, have been obtained by the Company (the “Subscription Closing Date”) but if by July 25, 2007, such regulatory approval has not been obtained, the obligations of the Offeror and the Company under this Article 9 shall terminate and the Offeror shall not acquire the Subscription Shares. The Offeror and the Company shall use their reasonable best efforts to obtain all such approvals and consents. The completion of the issuance and purchase of the Subscription Shares shall occur at the Company’s office in Vancouver at 2:00 p.m. (Vancouver Time) on the Subscription Closing Date.

9.7                               Payment of Subscription Price

The Offeror shall cause to be wire transfered to the US Dollar bank account of the Company in Canada the Subscription Price for the Subscription Shares on the Subscription Closing Date

against receipt by the Offeror or the Offeror’s counsel of a duly issued share certificate representing the Subscription Shares.

9.8                               Use of Proceeds

The Company covenants with the Offeror that the Company will transfer not leass than fifty five million (US$55,000,000) outside of Canada for use in relation to the operation of the Company and its Subsidiaries in Peru within two (2) weeks of the Subscription Closing Date.

ARTICLE 10
GENERAL PROVISIONS

10.1                        Disclosure

Except as expressly contemplated herein or as required by applicable Laws or by any Government Authority or Securities Authority, no party shall make any public announcement or statement with respect to this Agreement or the transactions contemplated herein without the approval of the other party, which approval shall not be unreasonably withheld or delayed. The parties agree to consult with each other prior to issuing any public announcement or statement with respect to this Agreement or the transactions contemplated herein.

10.2                        Notification of Certain Matters

Each Party shall give prompt notice to the others of: (i) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement; and (ii) any failure of such Party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

10.3                        Confidentiality

All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the transactions contemplated hereunder shall be held in confidence by the receiving party and shall not be disclosed to any Person or the public except with the prior written consent of the disclosing party, acting reasonably. Such consent shall not apply to the disclosure of confidential information as required by applicable Law, provided that (a) only the confidential information that is legally required may be disclosed, and (b) the party making such disclosure as required by applicable Law shall consult with the party who disclosed the confidential information in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein and co-operate with such party who disclosed the confidential information to obtain a protective order or other remedy.

10.4                        Replacement Transaction

If the Offeror determines, acting reasonably, that it is necessary or desirable to proceed with another form of transaction, including an amalgamation, arrangement or merger (a “Replacement Transaction”) whereby following completion of such Replacement Transaction, the Offeror would own or control 100% of the Shares or substantially all of the assets of the Company and its Subsidiaries, which Replacement Transaction would provide the Shareholders with cash consideration equal to the Offer and would not unduly delay completion of the acquisition of Shares, the Offeror will provide a written notice to the Company of its determination and upon receipt of such notice, the Company will use its best efforts to work with the Offeror to proceed with the Replacement Transaction and the Offeror and the Company shall work cooperatively and use commercially reasonable efforts to prepare and execute all documentation necessary to proceed with such Replacement Transaction (which documentation shall contain customary terms and conditions consistent, to the extent possible, with the terms and conditions herein).

10.5                        Remedies

Subject to Section 8.2, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

10.6                        Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and shall be given by personal delivery, facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received by the recipient after 4:00 p.m. (local time of recipient) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)                                  if to the Company:

Peru Copper Inc.
Suite 1050 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Attention:            J. David Lowell

Fax No.:           (604) 688-0094

with a copy to but not as notice to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2
Attention:         Paul M. Stein
Fax No.:           (416) 350-6949

(b)                                 if to the Offeror

Aluminum Corporation of China
No. 62 North
Xizhimen Street
100082 Beijing

Attention:         Mr. Xiao Yaqing
Fax No.:           (8610) 82298081

Attention:         Mr. Zhao Zhengang
Fax No.:           (8610) 82298596

with a copy to but not as notice to:

McCarthy Tétrault LLP

Suite 1300 – 777 Dunsmuir Street

Vancouver, British Columbia V7Y 1K2

Attention:         Joyce Lee

Fax No.:           (604)622-5628

10.7                        Entire Agreement

This Agreement constitutes the entire agreement between the parties, with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral.

10.8                        Enurement

This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and assigns.

10.9                        Third Parties

This Agreement shall not be interpreted or construed to give any other Person any right or recourse whatsoever against the Parties hereto.

10.10                 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties without the prior express written consent of the other party. Notwithstanding the foregoing provisions of this Section 10.10, the Offeror may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned Subsidiary of the Offeror, to a corporation which directly or indirectly wholly-owns the Offeror, or to a direct or indirect wholly-owned Subsidiary of such a corporation, provided that if such assignment takes place, the Offeror shall continue to be liable to the Company for any default in performance by the assignee. The Offeror may exercise such right of assignment at any time by giving a notice in writing to the Company.

10.11                 Expenses

Except as provided in Section 6.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fee, cost or expense, whether or not the Offer is consummated

10.12                 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13                 Counterpart Execution

This Agreement may be executed in any number of counterparts and may be delivered by facsimile transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement effective as of the date hereof.

IN WITNESS WHEREOF, the Company and the Offeror have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERU COPPER INC.

By:	/s/ J. David Lowell
Name: J. David Lowell
Title: Chairman

ALUMINUM CORPORATION OF CHINA

By:	/s/ Xiao Yaqing
Name: Mr. Xiao Yaqing
Title: President

SCHEDULE 2.1(a)

CONDITIONS OF THE OFFER

The Offeror will have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, the Shares deposited under the Offer unless all of the following conditions are satisfied or the Offeror has waived them at or prior to the relevant Expiry Time:

(a)                                  there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time of the Offer, such number of Shares which represents at least 66 2/3% of the issued and outstanding Shares calculated on a Diluted Basis, excluding any Shares directly or indirectly owned by the Offeror prior to the Expiry Time of the Offer;

(b)                                 all requisite governmental or regulatory consents, approvals or decisions (including, without limitation, those of any stock exchanges or securities regulatory authorities, and the PRC Approval) that in the Offeror’s judgment, acting reasonably, are necessary or desirable in connection with and required by law to complete the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably, and all waiting periods imposed by applicable Laws shall have expired or been terminated;

(c)                                  the Offeror shall have determined, acting reasonably, that:  (i) no act, action, suit, demand or proceeding shall have been threatened in writing or taken before or by any Canadian or foreign Government Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied; in either case:

A.                                   to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

B.                                     which, if the Offer was consummated, would reasonably be expected to lead to a Material Adverse Change or which would adversely affect the ability of the Offeror to effect a Subsequent Acquisition Transaction;

C.                                     which would prevent or materially delay the completion of the acquisition by the Offeror of the Shares pursuant to a Subsequent Acquisition Transaction; or

D.                                    seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business of assets of the Company or its Subsidiaries to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries as a result of the Offer (or any Subsequent Acquisition Transaction);

(d)                                 there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offeror;

(e)                                  the Company shall have performed all obligations and covenant in all material respects set forth in this Agreement and the representations and warranties by the Company in this Agreement are true and accurate in all material respects;

(f)                                    this Agreement shall not have been terminated, and no event shall have occurred that, with notice of lapse of time or both, gives the Offeror the right to terminate this Agreement;

(g)                                 the Lock-Up Agreements shall not have been terminated and shall have been complied with, and no event shall have occurred that, with notice of lapse of time or both, gives the Offeror the right to terminate the Lock-Up Agreements;

(h)                                 there shall not have occurred any Material Adverse Change since the date of this Agreement;

(i)                                     the Offeror shall not have become aware after the date this Agreement becomes effective of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any Company Report filed by or on behalf of the Company with any regulatory authority in Canada or elsewhere, which the Offeror shall have determined in its reasonable judgment constitutes or results in a Material Adverse Change with respect to the Company; and

(j)                                     the Board of Directors shall not have changed, modified or withdrawn any recommendation made by it that the Shareholders accept the Offer or issued a recommendation or communication that has substantially the same effect.

The foregoing conditions shall be for the exclusive benefit of the Offeror, and may be asserted by the Offeror, in its sole discretion, at any time.

The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights which the Offeror may have.

The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

SCHEDULE 2.1(b)

Joint Announcement

Suite 1050-625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES FRIENDLY C$6.60 PER SHARE CASH OFFER BY ALUMINUM CORPORATION OF CHINA AND CONCURRENT C$70 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia, Canada, June 11, 2007, Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) announced today that it has entered into a definitive agreement (the “Support Agreement”) pursuant to which Aluminum Corporation of China (“Chinalco”), a diversified metals and mining company based in Beijing, China, has agreed, subject to the terms of the Support Agreement, to make an offer to acquire all the outstanding Peru Copper shares by way of a friendly take-over bid (the “Offer”) for C$6.60 per share in cash, valuing the Company at approximately C$840 million. The Offer represents a premium of 21% to Peru Copper’s 20-day volume weighted average trading price of $5.45 on the Toronto Stock Exchange (the “TSX”) ending on May 23, 2007, the last trading prior to the date on which the Company announced it had entered into an exclusivity agreement.  The acquisition of the Peru Copper shares will be financed through Chinalco’s cash on hand.

Highlights:

•      Cash Offer for all shares at C$6.60 per share

•      Premium of 21% to 20-day volume weighted average price ending May 23, 2007

•      C$840 million aggregate purchase price for the outstanding shares

•      Unanimous recommendation of the Peru Copper Board of Directors

•      Lock-ups representing approximately 34% of the outstanding Peru Copper shares

•      $21 million non-completion fee and right to match

•      Concurrent C$70 million private placement of approximately 13.2 million Peru Copper shares to Chinalco

In order to ensure that Peru Copper has adequate funds to advance the Toromocho Project in the near term, Chinalco has also agreed to invest C$70 million by subscribing for 13.2 million Peru Copper shares at a price of C$5.30 per share, representing an issue discount of 2.75% to  Peru Copper’s 20-day volume weighted average trading price of C$5.45 on the TSX ending on May 23, 2007.  Following completion of the private placement, Chinalco will own approximately 9.9% of the then outstanding Peru Copper shares.  Chinalco’s subscription is not conditional on the successful completion of the Offer.  The private placement is subject to the approval of the TSX and the American Stock Exchange and is expected to close within the next two weeks.

The Support Agreement provides for, among other things, customary board support and non-solicitation covenants (subject to customary “fiduciary out” provisions that entitle Peru Copper to consider and accept a superior proposal), a five business day right to match in favour of Chinalco and the payment to Chinalco of a non-completion fee of C$21 million if the acquisition is not completed in certain specified circumstances.

In connection with the Offer, all of the directors and certain other shareholders representing approximately 34% of the outstanding Peru Copper shares (calculated on a fully-diluted basis) have entered into lock-up agreements with Chinalco pursuant to which they have agreed to, among other things, tender all their Peru Copper shares to the Offer.

The Peru Copper Board of Directors, after receiving the recommendation of its special committee and consulting with its financial and legal advisors, has unanimously determined that the Offer is fair and in the best interest of the Peru Copper shareholders and to recommend acceptance of the Offer.  UBS Investment Bank, the financial advisor to the Peru Copper Board of Directors, has provided an opinion that the Offer is fair, from a financial point of view, to the Peru Copper shareholders.  Canaccord Capital Corporation, acting as financial advisor to the Special Committee of the Peru Copper Board of Directors, has also provided an opinion that the Offer is fair, from a financial point of view, to the Peru Copper shareholders.

J. David Lowell, Chairman of Peru Copper, commented,  “Since November 2005, Peru Copper has been conducting a strategic review of the options available to the Company to maximize the value of the Toromocho Project.  Having assessed all options available to the Company, we have concluded that Chinalco’s offer is the best option available to our shareholders and to the Company.  We are delighted that a company of the financial and technical strength of Chinalco is going to take the Toromocho Project to the next stage of its development.”

Mr. Yaqing Xiao, President of Chinalco, said, “The founders, management and employees of Peru Copper have done an exceptional job of identifying the resource potential of the Toromocho Project and of advancing the project towards the definitive feasibility stage.  We are extremely excited by the prospect of working with the existing employees of Peru Copper, and the government and people of Peru to realize the full potential of this world-class mining project.”  Mr. Yaqing Xiao went on to say, “This is an important step in our strategic growth outside China and will provide us with an opportunity to leverage the strength of our balance sheet and our extensive project development expertise to advance the Toromocho Project.  We look forward to identifying further investment opportunities in Peru and around the world.”

Formal documentation relating to the take-over bid is expected to be mailed by Chinalco in mid to late June 2007.  The Offer will be open for acceptance for a period of not less than 35 days and will be conditional upon, among other things, valid acceptances of the Offer by Peru Copper shareholders owning not less than 66 2/3% of the outstanding Peru Copper shares (calculated on a fully-diluted basis).  In addition, the Offer will be subject to certain customary conditions, relevant regulatory approvals and the absence of any material adverse change with respect to Peru Copper.  Chinalco may waive the conditions of the Offer in certain circumstances.  The obligation of Chinalco to take up and pay for shares pursuant to the Offer is also subject to the receipt of certain Chinese Government approvals. If its offer is successful, Chinalco has agreed to take steps available to it under relevant securities laws to acquire any remaining outstanding Peru Copper shares.

UBS Investment Bank is acting as financial advisor to Peru Copper and Cassels, Brock & Blackwell LLP is acting as legal counsel to Peru Copper.

BMO Capital Markets is acting as financial advisor to Chinalco and McCarthy Tetrault LLP is acting as legal counsel to Chinalco.

North American Investment Market Call

A conference call with senior management of Peru Copper for the North American investment community has been scheduled for Monday, June 11, 2007 at 10:00am Vancouver time / 1:00pm Toronto time.  Members of the investment community may participate by dialing 1-800-733-7571 within North America and 1-416-644-3414 outside of North America.

The call will be available for replay until Monday, June 25, 2007 by calling 1-416-640-1917 or 1-877-289-8525 and entering the pass code 21236239 followed by the number sign.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

About Peru Copper Inc.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru.  On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

About Aluminum Corporation of China

Chinalco is the largest diversified metals and mining company in China.  Chinalco is focused on the Chinese and international aluminum markets but also engages in resource exploration and down stream operations in the fields of aluminum, copper, rare metals and other non-ferrous metals.  Chinaclo’s largest asset is a 40.46%

stake in Chalco, the largest producer of primary aluminum in China.  Chalco is the second largest refiner of alumina and among the largest producers of primary aluminum in the world.  Chalco produced 3.0 million tons of aluminum and 9.2 million tons of alumina in 2006.  Chalco’s shares trade on stock exchanges in New York, Hong Kong and Shanghai. The market value of Chalco’s shares is approximately US$32 billion, making it one of China’s largest publicly traded companies.

PERU COPPER STOCKHOLDERS ARE ADVISED TO READ PERU COPPER’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MADE AVAILABLE TO SHAREHOLDERS OF PERU COPPER AT NO EXPENSE TO THEM. THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF PERU COPPER. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form F-3 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS:

This news release contains “forward-looking statements” including, but not limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business — Risks of the Business” in the Annual Information Form of the Company dated March 28, 2007. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SCHEDULE 3

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

1.                                      Organization and Qualification

The Offeror is a corporation duly incorporated and is validly existing as a corporation in good standing under the laws of the People’s Republic of China. The Offeror has the requisite corporate power and authority to own the assets it currently owns and to carry on its business as it is now being conducted.

2.                                      Authority Relative to this Agreement

The Offeror has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by the Offeror of the transactions contemplated hereby have been duly authorized by its board of directors, and no other corporate proceedings to be completed or consent to be obtained by the Offeror are or will be necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Offeror and constitutes the legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms, subject to bankruptcy and insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

3.                                      No Violations

(a)                                  None of the execution and delivery of this Agreement by the Offeror or the consummation by the Offeror of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will:

(i)                                     violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, any of the terms, conditions or provisions of the certificate of incorporation or by-laws of the Offeror or its’ equivalent organizational or constitutional documents; or

(ii)                                  subject to compliance with the statutes and policies referred to in Section 3(b) below, violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to the Offeror.

(b)                                 Other than in connection with or in compliance with the provisions of applicable Securities Laws, the Investment Canada Act, the Competition Act, PRC Approval and as otherwise contemplated herein, (i) there is no legal impediment to the Offeror’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration by the Offeror with, or authorization, consent or approval of, any domestic or foreign public body or authority need be obtained by the Offeror in connection with the making or the consummation of the Offer.

4.                                      Funds Available

The Offeror will have made prior to mailing of the Offer adequate arrangements to ensure that the required funds are available to the Offeror to effect payment in full for the Shares to be acquired pursuant to the Offer.

SCHEDULE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.                                       Organization and Qualification

Each of the Company and its Subsidiaries is a corporation duly incorporated, or otherwise organized, validly existing under the laws of the jurisdiction of its incorporation or organization, has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted, and is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties (owned or leased), or the nature of its activities make such registration necessary.  The copies of the Company Governing Documents contained in the Data Room Information as well as any additional relevant information or documents not contained in the Data Room Information and subsequently provided to the Offeror pursuant to its due diligence requests are accurate and complete in all material respects as of the date hereof and have not been amended or superseded, and the Company has not taken any action to amend or supersede such documents.

2.                                       Subsidiaries

Except as set out in the Company Disclosure Letter, the Company does not have an equity interest that is greater than 5% in any Person other than its Subsidiaries.  Except as set out in the Company Disclosure Letter, all of the outstanding Common Shares in the capital of each of the Subsidiaries of the Company are (a) beneficially owned by the Company (or another of its Subsidiaries), (b) validly issued as fully-paid and non-assessable shares, (c) free and clear of all material Encumbrances, and (d) free of other restrictions, including any restriction on the right to vote, sell or otherwise dispose of such shares.  Except as set out in the Company Disclosure Letter, there are no outstanding options, rights, entitlements, undertakings or commitments (contingent or otherwise) providing to any Person the right to acquire any securities, rights or other ownership interests in any of the Company’s Subsidiaries or assets.

3.                                       Authority Relative to this Agreement

The Company has the requisite corporate power and authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company and the completion by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors, and no further corporate action is required by the Company to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

4.                                       No Violations

(a)                                   Except as set out in the Company Disclosure Letter, none of the execution and delivery of this Agreement by the Company, the completion of the transactions contemplated hereby or the fulfilment and compliance by the Company with any of the terms and provisions hereof will:

(i)                             violate, conflict with, or result in breach of any provision of, result in the creation of any Encumbrance upon any of the Company’s assets or the assets of any of its Subsidiaries, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), result in a right of termination, acceleration, amendment, penalty, triggering of a “change of control” provision or result in a “change of control” payment or other payment obligation or a right of purchase or sale or a right of first refusal or under any of the terms, conditions or provisions of:

A.                           the Company Governing Documents, or

B.                             any Material Contract or material Permit to which the Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries or their respective assets are bound or which the Company or any of its Subsidiaries requires to conduct their respective businesses; or

(ii)                          violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries.

(b)                             Other than in connection with or in compliance with the Securities Laws and except as otherwise disclosed in the Company Disclosure Letter:

(i)                             there is no legal impediment to the Company’s consummation of the transactions contemplated by this Agreement; and

(ii)                          no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary by the Company or any of its Subsidiaries in connection with the performance of the Company’s obligations hereunder or the consummation of the transaction contemplated by this Agreement.

5.                                       Capitalization

(a)                          The authorized share capital of the Company consists of (i) an unlimited number of Shares, of which, as at the date hereof, 119,411,077 Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company; and (ii) an unlimited number of preferred shares, issuable in series, of which none have been issued or are outstanding.  As at the date hereof, there are outstanding Options issued under the Stock Option Plan to purchase an aggregate of 7,468,700 Shares.

(b)                                 Except as set out in the Company Disclosure Letter, there are no options, rights, warrants or other Contracts of any character whatsoever requiring the issuance, sale or transfer by the Company or any Subsidiary of the Company of any securities of the Company or such Subsidiary (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company or such Subsidiary (including Shares).  No Shareholder is entitled to any pre-emptive or similar right granted by the Company or any of its Subsidiaries to acquire any Shares or other securities of the Company or any of its Subsidiaries.

(c)                                  A list of all of the holders of all outstanding Options, the number of Options held by each of them, and the exercise prices and expiration date of each grant to such holders is set out in the Company Disclosure Letter.  All Shares issuable upon exercise of outstanding Options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable Shares.

(d)                                 There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries that carry the right to vote or are convertible into Shares of the Company or any of its Subsidiaries.

(e)                                  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares or with respect to the voting or disposition of any outstanding securities of the Company or any its Subsidiaries. No holder of securities issued by the Company or any of its Subsidiaries has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States, Peru or elsewhere.

(f)                                    The Company has never adopted a Rights Plan and is not a party to any agreement that relates to a Rights Plan.

6.                                       Company Reports

The Company has filed all documents or information required to be filed by it under applicable Laws or as required by TSX, Amex and Lima Stock Exchange or the CONASEV, as applicable, and all documents or information filed by the Company under applicable Laws since and including July 1, 2004 to and including the date hereof (collectively, the “Company Reports”), as of their respective dates, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made; and (b) complied as to both form and content in all material respects with the requirements of applicable Laws.  The Company has not filed any confidential material change reports with the Securities Authorities which at the date hereof remains confidential.  There is no material information concerning the Company and its Subsidiaries which has not been disclosed in the Company Reports filed on or before the date hereof.

7.                                       Internal Control Over Financial Reporting

The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that all material receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of the Company, prior to the date of this Agreement, there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the Offeror’s ability to record, process, summarize and report financial information and, to the Company’s knowledge, there is no fraud, whether or not material, that involves management or other Employees who have a significant role in the internal control over financial reporting of the Company.

8.                                       Financial Statements

The Financial Statements were, and all financial statements which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Time will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods, comply as to form in all material respects with the published rules and regulations of the Securities Authorities, fairly and accurately present the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates indicated thereon and the revenues, earnings, losses (as applicable) and results of operations of the Company and its Subsidiaries on a consolidated basis for the respective specified period covered thereby.

9.                                       Undisclosed Liabilities

The Company and its Subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise), and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except:

(a)                                  liabilities disclosed, reflected or provided for in the Financial Statements;

(b)                                 liabilities and obligations disclosed in the Company Disclosure Letter; and

(c)                                  liabilities and obligations incurred in the ordinary course of business consistent with past practice and attributable to the period since March 31, 2007, which are not, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

10.                                Books and Records

(a)                                  The books and records and accounts of the Company and its Subsidiaries: (i) have in all material respects been maintained in accordance with good business practices on a basis consistent with prior years; (ii) accurately reflect in all material respects the transactions and dispositions of the assets of the Company and its Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of the Company, in each case, in all material respects.  The Company has established and maintains disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s chief executive and chief financial officers by others within those entities, particularly during the period in which annual and interim filings are being prepared.

(b)                                 Since December 31, 2004:  the Company has received no (A) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (B) expressions of concern from Employees regarding questionable accounting or auditing matters.

11.                                No Material Adverse Change

Since December 31, 2006, there has not been any Material Adverse Change except as disclosed in the Company Disclosure Letter.

12.                                Brokerage Fees

Except for the fees payable to the Financial Advisor as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has retained nor will any of them retain any the financial advisor, broker, agent or finder nor has it or will it pay or agree to pay any financial advisor, broker, agent or finder in connection with this Agreement or any transaction contemplated hereby.

13.                                Conduct of Business

(a)                                  Since December 31, 2006, neither the Company nor any of its Subsidiaries has:

(i)                                     amended its Company Governing Documents;

(ii)                                  made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(iii)                               declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to Shareholders;

(iv)                              transferred, assigned, sold, licensed or otherwise disposed of any of its assets executed in the ordinary course of its business;

(v)                                 increased the compensation paid or payable to its Employees or changed the benefits to which such Employees and former employees are entitled under any Benefit Plan or created any new Benefit Plan or modified, amended or terminated any existing Benefit Plan for any such employees other than increases or changes made in the ordinary course of business consistent with past practice;

(vi)                              purchased, redeemed or otherwise acquired any of its Shares or agreed to do so; or

(vii)                           other than in the ordinary course of business and consistent with past practice, entered into, amended or become bound by any Contract, or made or authorized any capital expenditure, which may result in the payment of money by the Company or any of its Subsidiaries of an amount in excess of $100,000 with respect to all transactions.

(b)                                 Except as disclosed in the Company Disclosure Letter, since December 31, 2006, each of the Company and its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice.  The Company and each of its Subsidiaries owns, possesses or has obtained, and has complied in all material respects with and is in compliance in all material respects with, all material Permits of or from any Government Authority required in connection with the ownership of their respective assets or the conduct of their respective business and operations as presently conducted.  All such Permits are listed in the Company Disclosure Letter.  None of the Company or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Permit or any intention of any Government Authority having jurisdiction to revoke or refuse to renew any such Permit following completion of the transactions contemplated hereby.  All such Permits shall continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are presently being conducted.  No Person other than the Company or its Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Permits.  Except as set out in the Company Disclosure Letter, no approval or consent is required in respect of such Permits to protect the rights of the Company or any of its Subsidiaries thereto as a consequence of the transactions contemplated hereby.

14.                                Material Contracts

All Material Contracts to which the Company or any of its Subsidiaries is a party are in full force and effect, and the Company and such Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms hereof.  The Company has made available to the Offeror for inspection true and complete copies of all Material Contracts, and all such Material Contracts are contained in the Data Room Information or have subsequently been provided to the Offeror pursuant to its due diligence requests.  All of the Material Contracts are valid and binding obligations of the Company enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  The Company and its Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company or any of its Subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts.  As at the date hereof, the Company has not received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened.  Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any of its Subsidiaries.  There are no third party consents required under any of the Material Contracts of the Company and its Subsidiaries required for the completion of the transactions contemplated by this Agreement.

15.                                Litigation

Except as set out in the Company Disclosure Letter, there are no actions, suits, proceedings or investigations commenced or, to the knowledge of the Company, contemplated or threatened against or relating to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries, before or by any Government Authority, nor are there any existing facts or conditions which may reasonably be expected to be a proper basis for any such actions, suits, proceedings or investigations.  Neither the Company nor any of its Subsidiaries is subject to any outstanding judgement, order, writ, injunction or decree which would prevent or hinder the consummation of the transactions contemplated by this Agreement or would reasonably be expected to result in a Material Adverse Change.

16.                                Minute Books

The minute books of each of the Company and its Subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders except that minutes for meetings of the Board of Directors and committee thereof after June 7, 2007 have not been included in the minute books of the Company or provided to the Offeror.  Copies of all resolutions of the board of directors and shareholders of the company and its Subsidiaries have been provided or made available to the Offeror with reduction relating to certain confidential information.

17.                                Officer Obligations

No Officer Obligation will become payable upon completion of the Offer, except as set out in the Company Disclosure Letter, and except for payments made to officers or directors in respect of their Options as provided for in this Agreement.

18.                                Absence of Guarantees

Other than as disclosed in the Company Disclosure Letter, none of the Company or any of its Subsidiaries has given or agreed to give, nor is it a party to or bound by, any guarantee, surety or indemnity in respect of any indebtedness or other obligations of any Person (other than in respect of the Company or any one of its Subsidiaries), or any other commitment by which the Company or any of its Subsidiaries is, or is contingently, responsible for such indebtedness or other obligations.

19.                                Reporting Issuer Status and United States Securities Laws

(a)                                  The Company is a reporting issuer in each of the Provinces and Territories of Canada, and is in material compliance with all applicable Securities Laws and rules and regulations of all applicable Stock Exchanges.

(b)                                 None of the Company’s Subsidiaries is a reporting issuer or a “distributing corporation” as such term is defined in the CBCA.

(c)                                  The Company is a “foreign private issuer”, and such term is defined under the US Securities Act.

(d)                                 The Company is not an investment company registered or required to be registered under the Investment Company Act.

(e)                                  The assets and property of the Company are located outside the United States and did not generate sales in or into the United States exceeding US$50 million during the Company’s most recently completed fiscal year.

20.                                Compliance with Laws

To the knowledge of the Company, the operations of each of the Company and its Subsidiaries have been and are being conducted in compliance in all material respects with the applicable Laws of each jurisdiction in which the Company or its Subsidiaries carries on its business and none of the Company or any of its Subsidiaries has received any notice of any complaint, investigation, proceeding or action pending or threatened which involve allegations of non-compliance with applicable Laws.  The Company and its Subsidiaries own, possess or have obtained and are in compliance in all material respects with, all material Permits necessary to conduct their business as now conducted.

21.                                Employment Matters

(a)                                  The Company Disclosure Letter sets forth an accurate and complete list,  of all Benefit Plans and all current documents related to the Benefit Plans are contained in the Data Room Information, as applicable, including copies of each written Benefit Plan, as amended to the date hereof, and, where oral, written summaries of the terms thereof.

(b)                                 The Company Disclosure Letter sets forth an accurate and complete list of all Employees along with the position, date of hire or engagement, compensation and benefits, accrued but unused vacation leave with respect to such Employee.

(c)                                  Except as set out in the Company Disclosure Letter, there are no employment contracts or arrangements which are not terminable on the giving of reasonable notice in accordance with the applicable Laws, nor are there any management, employment, consulting, retention or like agreements providing for cash payments or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement.

(d)                                 To the knowledge of the Company, no Senior Executive employed by the Company or any of its Subsidiaries has announced an intention to terminate his or her employment.

(e)                                  Neither the Company nor any of its Subsidiaries is a party, either directly or indirectly to any collective agreement, letters of understanding, letters of intent or other written or oral communications with any trade union, council of trade unions, employee association or other labour organization, which relates to any of the Employees.  Neither the Company nor any of its Subsidiaries is subject to any application for certification, or to the knowledge of the Company, threatened or apparent union organizing campaigns for Employees not covered under a collective bargaining agreement.  There is no trade union, employee association or other labour organization, which, pursuant to the applicable Laws, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.

(f)                                    Neither the Company nor its Subsidiaries have experienced any labour strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or labour dispute, nor to the knowledge of the Company is any such action pending or threatened.  To the knowledge of the Company, no event has occurred or circumstance exists that may give rise to any such action, nor does the Company or its Subsidiaries contemplate a lockout of any Employees.

(g)                                 The Company and its Subsidiaries are operating in compliance in all material respects with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, workers’ compensation, immigration, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of the

Company, threatened proceedings before any board, court or Government Authority with respect to any of the areas listed herein.

(h)                                 All Options granted by the Company and its Subsidiaries were granted in accordance with the Stock Option Plan.

(i)                                     Except as set out in the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated in this Agreement (either alone or in conjunction with any other event) will:

(i)                                     result in any payment (including without limitation bonus, golden parachute, change of control, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable under any Benefit Plan, individual employment Contract or otherwise;

(ii)                                  increase any benefits otherwise payable under any Benefit Plan or any compensation under any contract or agreement;

(iii)                               entitle any Employee to any job security or similar benefit or any enhanced benefits; or

(iv)                              result in the acceleration of the time of payment or vesting of any benefits otherwise payable under any Benefit Plan (except for outstanding Options), or result in any Benefit Plan becoming terminable other than at the sole and unfettered discretion of the Company.

(j)                                     Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has declared or paid, or committed to declare or pay, any amount to any person which, in any individual case, exceeds $50,000, in respect of a performance or incentive or other bonus in respect of all or any part of the 2007 calendar year or in connection with the completion of the Offer or any other transaction as contemplated under this Agreement.

(k)                                  Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other Claim or complaint, actual or threatened, or any litigation, actual or threatened, relating to the employment or termination of Employees or independent contractors other than those Claims or such litigation as would individually or in the aggregate not reasonably be expected to result in a Material Adverse Change in respect of the Company and its Subsidiaries.

22.                                Tax Matters

(a)                                  Each of the Company and its Subsidiaries has duly and timely filed all its Tax Returns required to be filed on or before the date hereof in accordance with applicable Laws with the appropriate Government Authority and has completely and correctly reported all income and all other amounts reported and information required to be reported thereon and true copies thereof are contained in the Data Room Information.

(b)                                 Each of the Company and its Subsidiaries has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that were due and payable by it on or before the date hereof whether or not assessed by the appropriate Government Authority.  None of the Company or its Subsidiaries has incurred a material liability for Taxes since the date of the Financial Statements other than in the ordinary course of business, and their respective books and records provide adequate accruals under generally accepted accounting principles in Canada or Peru, as applicable, for all Taxes accrued as of the date hereof, whether or not such Taxes are yet due or owing.

(c)                                  Neither the Company nor any of its Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement or executed any waiver providing for, any extension of time within which:

(i)                                     to file any Tax Return covering any Taxes for which the Company or any of its Subsidiaries is or may be liable;

(ii)                                  to file any elections, designations or similar filings relating to Taxes for which the Company or any of its Subsidiaries is or may be liable;

(iii)                               the Company or any of its Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv)                              any Government Authority may assess, reassess or collect Taxes for which the Company of any of its Subsidiaries is or may be liable.

(d)                                 All Canadian federal and provincial income and capital Tax liabilities of the Company and of each of its Subsidiaries have been assessed by the relevant taxing authorities and notices of assessment have been issued to each such entity by all relevant taxing authorities for all taxation years prior to and including the taxation year ended December 31, 2006.

(e)                                  There are no material proceedings, investigations, audits or Claims now pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes, and there are no material matters under discussion, audit or appeal with any Government Authority relating to Taxes.

(f)                                    The Company and each of its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including without limitation any Employees and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Government Authority.

(g)                                 No position has been taken on any Tax Return with respect to the business or operations of the Company or any of its Subsidiaries for a taxable period for which the normal reassessment period or the statute of limitations for the assessment of any Taxes with respect thereto has not expired that is, to the knowledge of the Company contrary to any publicly announced position of a taxing authority or that is, to the knowledge of the Company substantially similar to any position which a taxing authority has successfully challenged.

(h)                                 Neither the Company nor any of its Subsidiaries is a party to or bound to any Tax sharing agreement, Tax allocation agreement, Tax indemnity obligation or similar Contract or practice with respect to Taxes (including any advance pricing agreement) or other Contract relating to Taxes with any Government Authority).

(i)                                     Neither the Company nor any of its Subsidiaries have applied to any Government Authority for permission to change its taxation year or for any tax ruling or technical interpretation.

(j)                                     There are no Encumbrances for Taxes upon any properties or assets of the Company or any Subsidiary (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded in line items on the most recent balance sheet included in the Financial Statements.

(k)                                  Neither the Company nor any of its Subsidiaries has revoked or rescinded any Tax election or made, revoked or rescinded any settlement or compromise of any liability with respect to Taxes, or amended or refilled any Tax Return.

(l)                                     The residence of the Company and the Subsidiaries for Tax purposes is set out below:

(i)                                     the Company is resident in Canada;

(ii)                                  Peru Copper Syndicate, Ltd. is resident in the Cayman Islands;

(iii)                               Minera Peru Copper S.A. is resident in Peru; and

(iv)                              Minera Centenario S.A.C. is resident in Peru.

(m)                               All Benefit Plans have been duly registered where required by, and are in good standing under, all applicable Laws including, without limitation, the Canadian Tax Act, and all required employer contributions under any such Benefit Plan have been made and the applicable funds have been funded in accordance with the terms thereof and no past services funding liabilities exist thereunder.

23.                                Non-Arm’s Length Transactions

No current or former director, officer or any registered or, to the knowledge of the Company, beneficial, Shareholder owning 5% or more of the Shares (an “Interested Person”) is indebted to the Company or any of its Subsidiaries nor is the Company or any of its Subsidiaries indebted to any Interested Person, except such indebtedness as is expressly disclosed in the Company Disclosure Letter, or the Financial Statements and except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business.  Except for contracts of employment, neither the Company nor any of its Subsidiaries is a party to any Contract with any Interested Person.  Except as set out in the Company Disclosure Letter, no Interested Person:  (a) owns, directly or indirectly, in whole or in part, any property that the Company or any of its Subsidiaries uses in the operation of the business; or (b) has any cause of action or other Claim whatsoever against, or is owed any amount by the Company or any of its Subsidiaries in connection with the business, except for any liabilities reflected in the Financial Statements and claims in the ordinary course of business such as for accrued expense reimbursements, vacation pay and benefits under any Benefit Plans.  Except as set out in the Company Disclosure Letter, since December 31, 2006 no payment has been made to any Interested Person outside the ordinary course of business.

24.                                Mining Concessions and Lands

(a)                                  Except as disclosed in the Company Reports or the Company Disclosure Letter:

(i)                                     the Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are required to develop the Toromocho Project in accordance with the Technical Report; and

(ii)                                  the Lands are the only interest in real property, including licences, leases, rights of way, surface rights, easements or other real property interests that are required to develop the Toromocho Project in accordance with the Technical Report.

(b)                                 The map as attached to the Company Disclosure Letter sets out the size and boundary of the proposed pit for development of the Toromocho Project (as described in the Technical Report) in relation to the location of the Concessions and the Lands.

(c)                                  Except as disclosed in the Company Reports or as identified in the Company Disclosure Letter, each Concession is in good standing and each Concession and all of the Lands are held by the Company or its Subsidiaries free and clear of all material Encumbrances.  The Company Disclosure Letter sets out an up to date, true and accurate map and list in all material respects of (i) the interests of the Company and its Subsidiaries in each of the Concessions and Lands; and (ii) the agreement or document pursuant to which such Concessions and Lands were acquired by the Company or its Subsidiaries, as the case may be.  The Company and each of its Subsidiaries identified in the Company Disclosure Letter is lawfully authorized to hold the interests in the Concessions and the Lands set out therein.

(d)                                 Except as disclosed in the Company Reports or as identified in Company Disclosure Letter, and applying customary standards in the mining industry in Peru:

(i)                                     each Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(ii)                                  any and all assessment work required to be performed and filed under the Concessions has been performed and filed;

(iii)                               any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid;

(iv)                              any and all filings required to be filed in respect of the Concessions and the Lands have been filed;

(v)                                 the Company or its Subsidiaries have the exclusive right to deal with the Concessions and the Lands;

(vi)                              no other Person has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(vii)                           there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Company’s or its Subsidiaries’ interests in the Concessions or the Lands; and

(viii)                        neither the Company nor its Subsidiaries have received any notice, whether written or oral, from any Government Authority or any Person with jurisdiction or applicable authority of any revocation or intention to revoke the Company’s or its Subsidiaries’ interests in the Concessions.

(e)                                  The Company has provided the Offeror with access to full and complete copies of all exploration information and data within the possession or control of the Company and its Subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions, the Lands or the Toromocho Project and the Company has the sole right, title, ownership and right to use all such information, data reports and studies.

(f)                                    Except as disclosed in the Company Disclosure Letter, there are no actions, suits or proceedings that have been commenced or, to the knowledge of the Company and its Subsidiaries, that are pending or threatened, against or affecting or which could affect the Concessions, the Lands or the Toromocho Project which might involve the possibility of any judgement or liability affecting the Concessions, the Lands or the Toromocho Project.

(g)                                 All work and activities carried out on the Concessions and the Lands by the Company or its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither the Company nor its Subsidiaries, nor, to the knowledge of the Company and its Subsidiaries, any other person, has received any notice of any breach of any such applicable Laws.

(h)                                 The Company and its Subsidiaries have made full disclosure to the Offeror of all material facts of which each of Company and its Subsidiaries has knowledge relating to the Concessions, the Lands and Toromocho Project.

(i)                                     The Company and its Subsidiaries have complied with the payment of validity fees (derecho de vigenciai) and penalties fees (penalidades) for each of the Concessions.

25.                                Mineral Reserves and Resources

The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Company Reports since July 1, 20064 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101, Disclosure for Mineral Projects.  There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company and its Subsidiaries, taken as a whole, from the amounts disclosed in the most recent Company Reports regarding same.

26.                                Operational Matters

Except as disclosed in the Company Reports or the Company Disclosure Letter or as would not individually or in the aggregate, reasonably be expected to have a material impact on the business, assets or operations of the Company and its Subsidiaries to:

(a)                                  all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Company or its  Subsidiaries, have been properly and timely paid;

(b)                                 all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of the Company or its Subsidiaries have been duly paid, performed, or provided for prior to the date hereof; and

(c)                                  all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or its Subsidiaries are directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

27.                                Insurance

The Company and its Subsidiaries are covered by valid and currently effective insurance policies as set forth in Company Disclosure Letter, and copies of such policies are contained in the Data Room Information.  Each such policy is in full force and effect and is considered by the Company to be reasonably adequate in coverage and amount to insure against risks to which the Company and its Subsidiaries and their employees, business, properties and other assets may be exposed.  All premiums with respect to such insurance policies have been paid through the date hereof and no written notice of termination or cancellation has been received by the Company or any of its Subsidiaries with respect to any such policy.  There are no material pending Claims against such insurance with respect to the Company or its Subsidiaries as to which the insurers have denied coverage or otherwise reserved rights.

28.                                Social Issues

(a)                                  The Company Disclosure Letter sets out a true and accurate list of peasant communities that will in the Company’s reasonable opinion be affected by the mining activities of the Company and its Subsidiaries including those related to the development of the Toromocho Project (the “Peasant Communities);

(b)                                 The Company and its Subsidiaries are in compliance with all applicable Laws regarding exploration activities in the lands of the Peasant Communities;

(c)                                  The Company and its Subsidiaries have properly prepared in all material respects, pursuant to the applicable Laws, any required Peasant Communities relation plans in connection with all the Peasant Communities;

(d)                                 As applicable, the Company and its Subsidiaries have complied in all material respects with the applicable Laws related to the resettlement and relocation of the Peasant Communities;

(e)                                  As applicable, the Company and its Subsidiaries have complied in all material respects with all of its obligations undertaken pursuant to any agreements executed with any of the Peasant Communities; and

(f)                                    As applicable, the Company and its Subsidiaries have paid all reparations owed to any of the Peasant Communities as a consequence of any material adverse social, economic or health impact to such Peasant Communities that has come to the attention of the Company to date in relation to the exploration activities of the Company or its Subsidiaries.

29.                               Shareholder and Similar Agreements

Other than in connection with the agreements and transactions contemplated herein and the stock option agreements entered into pursuant to the Stock Option Plan, the Company is not a party to any material shareholder, pooling, voting trust or other Contract relating to the Shares or any issued and outstanding shares of any of the Company’s Subsidiaries.

30.                               Environmental and Archaeological Matters

Other than as disclosed in the Company Reports or the Company Disclosure Letter:

(a)                                  All facilities and operations of the Company and its Subsidiaries have been conducted, and are now, in compliance in all material respects with all applicable Laws relating to the protection of the environment and employee and public health and safety (“Environmental Laws”);

(b)                                 The Company and its Subsidiaries are in possession of, and in compliance in all material respects with, all environmental approvals, consents, waivers, Permits, orders and exemptions required to own, lease and operate its real property and mineral interests and rights and to conduct its business as it is now being conducted;

(c)                                  No environmental, reclamation or closure obligation or work orders or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, or relating to the operations and business of the Company and its Subsidiaries which individually or in the aggregate reasonably expected to have a material impact on the business, assets or operations of the Company and its Subsidiaries;

(d)                                 To the knowledge of the Company, there are no actual changes in the status, terms or conditions of any environmental approvals, consents, waivers, Permits, orders and exemptions held by the Company or any Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, Permits, orders and exemptions, or any review by, or approval of, any Government Authority of such environmental approvals, consents, waivers, Permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or any Subsidiary other than those, the failure of which to obtain would not individually or in the aggregate, be reasonably expected to have a material impact on the business, assets or operations of the Company or its Subsidiaries;

(e)                                  The Company and its Subsidiaries have made available to the Offeror all material audits, assessments, investigation reports, regulatory correspondence and similar information with respect to environmental matters; and

(f)                                    The Company and its Subsidiaries have formed an archaeological study and obtained the National Directorial Resolution No 262 from INC (Ministry of Culture) dated 02/20/2006 that reports the location of three historical archaeological sites.  Two of the sites are located at the limits of a planned waste dump and one is located outside of the surface area currently contemplated for the Project.

(g)                                 The Company and its Subsidiaries have obtained the corresponding certificates that confirm that there are no archaeological remains (Certificado de Inexistencia de Restos Arqueologicos) in the areas where the Concessions are located.

31.                               Data Room Information

All Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any Data Room Information is undated, as of the date of its delivery to the IntraLinks website for purposes of the transactions contemplated by this Agreement or to the Offeror on a compact disc or in documentary form.  Additionally, all information provided to the Offeror in relation to the Offeror’s due diligence requests, including information not provided in the Data Room Information, is accurate in all material respects as at its respective date as stated therein.

32.                               Investment Canada Act

The aggregate value of the assets of the Company, calculated in the manner prescribed by the Investment Canada Act, is less than $281 million and the Company and its Subsidiaries are not involved in any sensitive sector activities in Canada as described in sections 14.1(5) and 15(a) of the Investment Canada Act.

33.                               Competition Act

The aggregate value of all assets in Canada that are owned by the Company and by corporations controlled by the Company (other than assets that are shares of any of those corporations) or the annual gross revenues from sales in and from Canada generated from such assets do not exceed, in either case $50 million as determined pursuant to subsection 110(3) of the Competition Act.